SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended December, 31, 2005

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996), THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K FOR THE PERIOD ENDED DECEMBER 31, 2005

		Page

1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-December 2005	3

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-December 2005.	17

3.	US GAAP generally accepted accounting principles Profit for the three months ended 31 March 2005 and BP shareholders’ equity at 31 March 2005 as adjusted to accord with US GAAP Profit for the three months and six months ended 30 June 2005 and BP shareholders’ equity at 30 June 2005 as adjusted to accord with US GAAP Profit for the three months and nine months ended 30 September 2005 and BP shareholders’ equity at 30 September 2005.	86

4.	Environmental, Operating and Other Information	93

5.	Signatures	99

6.	Exhibit 1: Computation of Ratio of Earnings to Fixed Charges	100

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

GROUP RESULTS JANUARY – DECEMBER 2005

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
Sales and other operating revenues from continuing operations	64,708	53,343	249,465	199,876
Profit from continuing operations	3,336	3,850	22,448	17,884
Profit for the period	3,778	3,069	22,632	17,262
Profit for the period attributable to BP shareholders	3,685	3,010	22,341	17,075

Profit attributable to BP shareholders per ordinary share – cents	17.90	14.00	105.74	78.24
Dividends payable per ordinary share – cents	9.375	8.50	35.725	29.45

For all periods up to and including the year ended December 31, 2004, BP prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). BP, together with all other European Union (EU) companies listed on an EU stock exchange, was required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU with effect from January 1, 2005. The Annual Report and Accounts for the year ended December 31, 2005 are BP’s first consolidated financial statements prepared under IFRS. In preparing these financial statements, the Group has complied with all IFRSs applicable for periods beginning on or after January 1, 2005. In addition, BP has also decided to adopt early IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, the amendment to IAS 19 ‘Amendment to International Accounting Standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’, the amendment to IAS 39 ‘Amendment to International Accounting Standard IAS 39 Financial Instruments’, Recognition and Measurement: Cash Flow Hedge Accounting of Forecast Intragroup Transactions’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. The EU has adopted all standards and interpretations adopted by BP for its 2005 reporting.

The financial information for 2004 has been restated to reflect the following, all with effect from January 1, 2005: (a) the adoption by the group of IFRSs (see Note 3); (b) the change in accounting policy for sales and purchases (see Note 6); (c) the transfer of the Mardi Gras pipeline system from Exploration and Production to Refining and Marketing; (d) the transfer of the aromatics and acetyls operations and the petrochemicals assets that are integrated with our Gelsenkirchen refinery in Germany from the former Petrochemicals segment to Refining and Marketing; (e) the transfer of the olefins and derivatives operations from the former Petrochemicals segment to the Olefins and Derivatives business (the legacy historical results of other petrochemicals assets that had been divested during 2004 and 2003 are included within Other businesses and corporate); (f) the transfer of the Grangemouth and Lavera refineries from Refining and Marketing to the Olefins and Derivatives business; and (g) the transfer of the Hobbs fractionator from Gas, Power and Renewables to the Olefins and Derivatives business. The Olefins and Derivatives business is reported within Other businesses and corporate. This reorganisation was a precursor to seeking to divest the Olefins and Derivatives business. As indicated in Note 5, we divested Innovene on December 16, 2005. Innovene represented the majority of the Olefins and Derivatives business. Innovene operations have been treated as discontinued operations in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. Note 5 provides further detail. Under US GAAP, Innovene operations would not be classified as discontinued operations due to BP’s continuing customer / supplier arrangements with Innovene.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

In the circumstances of discontinued operations, IFRSs require that the profits earned by the discontinued operations, in this case the Innovene operations, on sales to the continuing operations be eliminated on consolidation from the discontinued operations, and attributed to the continuing operations and vice versa. This adjustment has two offsetting elements: the net margin on crude refined by Innovene as substantially all crude for their refineries is supplied by BP and most of the refined products manufactured are taken by BP; and the margin on sales of feedstock from BP’s US refineries to Innovene manufacturing plants. The profits attributable to individual segments are not affected by this adjustment. Neither does this representation indicate the profits earned by continuing or Innovene operations, as if they were stand-alone entities, for past periods or likely to be earned in future periods.

The results for the three months ended December 31, 2005 includes significant impacts from the continued shutdown of our Texas City Refinery during its refurbishment, and significant effects from the application of fair value accounting.

The fourth quarter 2005 trading environment was generally stronger than a year ago with higher oil and gas realizations and higher refining and retail marketing margins, but with lower olefins margins. For the year, the trading environment reflected higher oil and gas realizations and higher refining and olefins margins but lower retail marketing margins. For the three months ended December 31, 2005 the Brent oil price increased $13.02 per barrel, the Henry Hub gas price was up $5.93 per mmbtu and the refining Global Indicator Margin increased $1.91 per barrel compared with a year ago. For the year, the Brent oil price was $16.21 per barrel higher, the Henry Hub gas price was $2.52 per mmbtu higher and the refining Global Indicator Margin was up $2.29 per barrel compared with a year ago.

Sales and other operating revenues of continuing operations for the three months and year ended December 31, 2005 were $65 billion and $249 billion respectively, compared with $53 billion and $200 billion for the equivalent periods in 2004. The increase in sales and other operating revenues for the fourth quarter reflects increases of around $17 billion from higher prices partially offset by a decrease of around $1 billion from lower sales volumes and $1 billion due to lower oil and gas production volumes of subsidiaries. The increase in sales and other operating revenues for the year reflects increases of around $75 billion from higher sales prices and $1 billion from foreign exchange movements, partly offset by a net decrease of approximately $18 billion from lower sales volumes and a decrease of around $1 billion due to lower oil and gas production volumes of subsidiaries.

Profit attributable to BP shareholders for the three months ended December 31, 2005 was $3,685 million, after inventory holding losses of $747 million. Profit for the three months ended December 31, 2004 was $3,010 million, after inventory holding losses of $494 million. Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method. Profit attributable to BP shareholders for the year ended December 31, 2005 was $22,341 million, including inventory holding gains of $3,027 million. Profit attributable to BP shareholders for the year ended December 31, 2004 was $17,075 million, including inventory holding gains of $1,643 million.

The profit attributable to BP shareholders for the three months and year ended December 31, 2005 includes profits from Innovene operations of $442 million and $184 million, respectively. The profit for the three months includes a gain on re-measurement to fair value of Innovene operations of $133 million and for the year includes a loss on re-measurement to fair value of $591 million. The profit attributable to BP shareholders for the three months and year ended December 31, 2004 includes losses from Innovene operations of $781 million and $622 million, respectively. Note 5 provides further financial information for Innovene.

Profit attributable to BP shareholders for the three months ended December 31, 2005:

—

includes net gains on disposal of $97 million and is after net fair value losses of $801 million on embedded derivatives relating to North Sea gas contracts (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement), and a net impairment charge of $35 million in Exploration and Production;

—	includes a net gain on disposal of $102 million and is after a charge for impairment of $52 million in Refining and Marketing;

—	is after net fair value losses on embedded derivatives of $546 million and a net loss on disposal of $26 million in the Gas, Power and Renewables segment; and

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

—

is after a charge of $57 million relating to the separation of the Olefins and Derivatives business, a charge of $4 million related to new, and revisions to existing, environmental and other provisions and net fair value losses on embedded derivatives of $3 million in Other businesses and corporate.

Profit attributable to BP shareholders for the three months ended December 31, 2004:

—	includes net gains on disposal of $32 million and is after an impairment charge of $268 million in respect of fields in the deepwater Gulf of Mexico and US onshore in Exploration and Production;

—

is after net losses on disposal of $138 million, a charge of $195 million for impairment of the Petrochemical facilities at Hull, UK and restructuring, integration and rationalization costs of $32 million in Refining and Marketing;

—	includes a net gain on disposal of $40 million in the Gas, Power and Renewables segment; and

—

includes a credit of $66 million primarily resulting from the reversal of vacant space provisions in the UK and the US, and is after a charge of $83 million in respect of the separation of the Olefins and Derivatives business in Other businesses and corporate.

Profit attributable to BP shareholders for the year ended December 31, 2005:

—

includes net gains of $1,159 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after net fair value losses of $1,688 million on embedded derivatives, an impairment charge of $226 million in respect of fields in the Gulf of Mexico and a charge for impairment of $40 million relating to fields in the UK North Sea in Exploration and Production;

—

includes net gains of $177 million on the sale of refining, pipelines, retail and marketing assets, and is after a charge of $700 million in respect of fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005, a charge of $140 million relating to new, and revisions to existing, environmental and other provisions, an impairment charge of $93 million and a charge of $33 million for the impairment of an equity-accounted entity in Refining and Marketing;

—

includes net gains of $55 million primarily on the disposal of BP’s interest in Interconnector and the disposal of an NGL plant in the US, and is after net fair value losses of $346 million on embedded derivatives and a credit of $6 million related to new, and revisions to existing, environmental and other provisions in the Gas, Power and Renewables segment; and

—

includes net gains on disposal of $38 million, and is after a net charge of $278 million related to new, and revisions to existing, environmental and other provisions and the reversal of environmental provisions no longer required, a charge of $134 million relating to the separation of the Olefins and Derivatives business and net fair value losses of $13 million on embedded derivatives in Other businesses and corporate.

Profit attributable to BP shareholders for year ended December 31, 2004:

—

is after an impairment charge of $267 million in respect of fields in the deepwater Gulf of Mexico and US onshore, an impairment charge of $108 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf, an impairment charge of $60 million in respect of the partner operated Temsah platform in Egypt following a blow-out, a net loss on disposal of $65 million, a charge of $35 million in respect of Alaskan tankers that are no longer required and, in addition, following the lapse of the sale agreement for oil and gas properties in Venezuela, $31 million of the previously booked impairment was reversed in Exploration and Production;

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

—

is after net losses on disposal of $261 million, a charge of $206 million related to new, and revisions to existing, environmental and other provisions, a charge of $195 million for the impairment of the Petrochemicals facilities at Hull, UK and a charge of $32 million for restructuring, integration and rationalization in Refining and Marketing;

—	includes a gain on disposals of $56 million in the Gas, Power and Renewables segment; and

—

includes net gains on disposal of $1,164 million primarily related to the sale of our interests in PetroChina and Sinopec and a credit of $66 million primarily resulting from the reversal of vacant space provisions in the UK and US, and is after a charge of $283 million related to new, and revisions to existing, environmental and other provisions and a charge of $102 million relating to the separation of the Olefins and Derivatives business in Other businesses and corporate.

Finance cost for continuing operations for the three months and year ended December 31, 2005 was $172 million and $616 million respectively, compared with $143 million and $440 million in the same periods of 2004. The increase for the three months ended December 31, 2005 primarily reflects higher interest costs partially offset by an increase in capitalized interest. The increase for the year ended December 31, 2005 reflects higher interest costs and costs associated with the early redemption of finance leases, partially offset by an increase in capitalized interest.

Other finance expense for continuing operations for the three months and year ended December 31, 2005 was $43 million and $145 million respectively, compared with $121 million and $340 million in the same periods of 2004. The decreases in both periods primarily reflect a reduction in net pension finance costs.

Net taxation for continuing operations, other than production taxes, charged for the three months and year ended December 31, 2005 was $2,029 million and $9,473 million respectively, compared with $1,818 million and $7,082 million in the equivalent periods last year. The effective tax rate was 37.8% for the three months and 29.7% for the year ended December 31, 2005, compared with 32.1% and 28.4% for the equivalent periods of 2004.

In addition to the factors above, the increase in profit for the period attributable to BP shareholders for the fourth quarter reflects higher oil and gas realizations partially offset by the hurricane impact on volumes within the Exploration and Production segment, the shutdown, throughout the quarter, of our Texas City refinery, along with other storm-related supply disruptions to our US-based businesses, higher costs (including those related to repair of hurricane damage, the Thunder Horse stability incident and planned restructuring actions), adverse impacts from accounting effects, lower marketing margins and lower contributions from the gas trading and marketing business.

The primary additional factors contributing to the increase in profit for the period attributable to BP shareholders for the year ended December 31, 2005 are higher liquids and gas realizations, higher refining margins, and higher contributions from the operating business within the Gas, Power and Renewables segment, partially offset by and lower retail marketing margins, higher costs (including the Thunder Horse incident, the Texas City refinery outage and planned restructuring actions) and significant volatility arising under IFRS fair value accounting.

Capital expenditure and acquisitions in the fourth quarter and year 2005 was $4.8 billion and $14.1 billion respectively. There were no significant acquisitions in the year 2005. Capital expenditure and acquisitions for the fourth quarter and year 2004 was $5.9 billion and $16.7 billion respectively. The year 2004 includes a $1,354 million payment relating to the contribution of TNK’s interest in Slavneft to TNK-BP and the fourth quarter and year 2004 includes a payment of $1,355 million for the acquisition of Solvay’s interest in BP Solvay Polyethylene Europe and BP Solvay Polyethylene North America. Disposal proceeds in the fourth quarter and year 2005 were $9.2 billion and $11.2 billion respectively. This includes net cash proceeds from the sale of Innovene in the fourth quarter of $8,304 million after selling costs, closing adjustments and liabilities assumed by INEOS. In the fourth quarter and year 2004 disposal proceeds were $0.9 billion and $5.0 billion respectively.

Net cash provided by operating activities for the three months ended December 31, 2005 was $4.2 billion compared with $5.2 billion for the equivalent period of 2004, reflecting higher net cash provided by operating activities of Innovene operations more than offset by a higher net credit for impairment and gain / loss on sale of businesses and fixed assets, higher earnings from jointly controlled entities and associates, a higher net operating charge for pensions and other post-retirement benefits, less contributions, and lower profit before taxation from continuing operations. Net cash provided by investing activities was $5.4 billion compared with net cash used in investing activities of $4.6 billion for the equivalent period of 2004, reflecting higher proceeds from the sale of businesses, primarily from the sale of Innovene (see Note 5), partially offset by lower capital expenditure and acquisitions.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

Net cash provided by operating activities for the year ended December 31, 2005 was $26.7 billion compared with $23.4 billion for the equivalent period of 2004, reflecting higher profit before taxation from continuing operations, higher net cash provided by operating activities of Innovene and higher dividends received from jointly controlled entities and associates, partially offset by higher earnings from jointly controlled entities and associates, a higher net credit for impairment and gain / loss on sale of businesses and fixed assets, higher interest paid and a higher net operating charge for pensions and other post-retirement benefits, less contributions. Net cash used in investing activities was $1.7 billion compared with $11.3 billion for the equivalent period of 2004, reflecting higher disposal proceeds, primarily from the sale of Innovene, and lower spending on acquisitions.

Net debt at December 31, 2005 was $16.2 billion compared with $21.7 billion at December 31, 2004. The ratio of net debt to net debt plus equity was 17% at December 31, 2005 compared with 22% at December 31, 2004. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associate borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long-term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group’s results of operations or financial condition.

On February 7, BP announced a quarterly dividend of 9.375 cents per ordinary share, to be paid in March 2006. Holders of ordinary shares will receive 5.288 pence per share and holders of American Depositary Receipts (ADRs) $0.5625 per ADS. The dividend is payable on March 13, 2006 to shareholders on the register on February 24, 2006. Participants in the Dividend Reinvestment Plan or the dividend reinvestment plan facility in the US Direct Access Plan will receive the dividend in the form of shares, also on March 13, 2006. The Company repurchased $332 million of its own shares during the quarter, at a cost of $3.7 billion. During the year ended December 31, 2005, 1,060 million shares were repurchased at a cost of $11.6 billion.

Through non-US subsidiaries, BP conducts limited marketing, licensing and trading activities and technical studies in Iran and with Iranian counterparties including the National Iranian Oil Company (NIOC) and affiliated entities and has a small representative office in Iran. BP believes that these activities are immaterial to the Group. In addition, BP has interests in, and is the operator for, two fields outside of Iran in which NIOC and an affiliated entity have interests. However, BP does not seek to obtain from the Government of Iran licenses or agreements for oil and gas projects in Iran and does not own or operate any refineries or chemicals plants in Iran.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES

EXPLORATION AND PRODUCTION

		Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
		2005	2004	2005	2004

Sales and other operating revenues from continuing operations	- $m	14,769	9,830	47,210	34,700

Profit before interest and tax from continuing operations(a)	- $m	6,575	4,747	25,508	18,087
Results include:
Exploration expense	- $m	208	258	684	637
Of which: Exploration expenditure written off	- $m	81	151	305	274

Key Statistics:
Crude oil
- Average prices realized by BP	- $/bbl	53.92	41.01	50.27	36.45
- Production for subsidiaries	- mb/d	1,230	1,283	1,255	1,293
- Production for equity-accounted entities	- mb/d	1,170	1,113	1,134	1,047
Natural gas liquids
- Average prices realized by BP	- $/bbl	39.29	31.20	33.23	26.75
- Production for subsidiaries	- mb/d	159	193	168	187
- Production for equity-accounted entities	- mb/d	5	4	5	4
Total liquids(b)
- Average prices realized by BP	- $/bbl	52.44	39.88	48.51	35.39
- Production for subsidiaries	- mb/d	1,389	1,476	1,423	1,480
- Production for equity-accounted entities	- mb/d	1,175	1,117	1,139	1,051
Natural gas
- Average prices realized by BP	- $/mcf	6.24	4.28	4.90	3.86
- Production for subsidiaries	- mmcf/d	7,490	7,814	7,512	7,624
- Production for equity-accounted entities	- mmcf/d	968	900	912	879
Total hydrocarbons(c)
- Average prices realized by BP	- $/boe	44.56	32.64	38.86	29.20
- Production for subsidiaries	- mboe/d	2,680	2,823	2,718	2,795
- Production for equity-accounted entities	- mboe/d	1,342	1,272	1,296	1,202
Brent oil price	- $/bbl	56.87	43.85	54.48	38.27
West Texas Intermediate oil price	- $/bbl	60.01	48.29	56.58	41.49
Alaska North Slope US West Coast oil price	- $/bbl	57.89	42.62	53.55	38.96
Henry Hub gas price (d)	- $/mmbtu	13.00	7.07	8.65	6.13
UK Gas – National Balancing Point	- p/therm	65.30	28.51	40.71	24.39

_______________

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	Crude oil and natural gas liquids.

(c)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(d)	Henry Hub First of the Month Index.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

EXPLORATION AND PRODUCTION (continued)

Sales and other operating revenues for the three months ended December 31, 2005 were $15 billion, compared with $10 billion in the corresponding period in 2004, primarily reflecting an increase of around $6 billion related to higher liquids and gas realizations partly offset by a decrease of around $1 billion due to lower volumes of subsidiaries.

Sales and other operating revenues for the year ended December 31, 2005 were $47 billion compared with $35 billion in the corresponding period of 2004, primarily reflecting an increase of around $13 billion related to higher liquids and gas realizations partly offset by a decrease of around $1 billion due to slightly lower volumes of subsidiaries.

Profit before interest and tax for the three months ended December 31, 2005 was $6,575 million, including net gains on disposal of $97 million and inventory holding gains of $8 million, and is after net fair value losses of $801 million on embedded derivatives relating to North Sea gas contracts, (these embedded derivatives are fair valued at each period end with the resulting gains or losses taken to the income statement), a charge of $265 million on the cancellation of an intra-group gas supply contract (which is offset by a gain in our Gas, Power and Renewables segment) and an impairment charge of $35 million. Profit before interest and tax for the three months ended December 31, 2004 was $4,747 million, including net gains on disposal of $32 million and is after inventory holding losses of $3 million and an impairment charge of $268 million in respect of fields in the deepwater Gulf of Mexico and US onshore.

In addition to the factors above, the primary reasons for the increase in profit for the three months ended December 31, 2005 compared with the three months ended December 31, 2004 are higher liquids and gas realizations contributing around $3,100 million, partially offset by a decrease of around $500 million due to the hurricane impact on volumes, costs of around $100 million related to the Thunder Horse stability incident and hurricane repairs and higher operating and revenue investment costs of around $300 million.

Profit before interest and tax for the year ended December 31, 2005 was $25,508 million, including inventory holding gains of $17 million and gains of $1,159 million on the sales of assets, primarily from our interest in the Ormen Lange field, and is after net fair value losses of $1,688 million on embedded derivatives, an impairment charge of $226 million in respect of fields in the Gulf of Mexico, a charge for impairment of $40 million relating to fields in the UK North Sea and a charge of $265 million on the cancellation of an intra-group gas supply contract. Profit before interest and tax for the year ended December 31, 2004 was $18,087 million, including inventory holding gains of $10 million, and is after an impairment charge of $267 million in respect of fields in the deepwater Gulf of Mexico and US onshore, an impairment charge of $108 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf, an impairment charge of $60 million in respect of the partner operated Temsah platform in Egypt following a blow-out, a net loss on disposal of $65 million and a charge of $35 million in respect of Alaskan tankers that are no longer required. In addition, following the lapse of the sale agreement for oil and gas properties in Venezuela, $31 million of the previously booked impairment was reversed.

In addition to the factors above, the primary reasons for the increase in profit before interest and tax for the year ended December 31, 2005 compared with the year ended December 31, 2004 are higher liquids and gas realizations contributing around $10,100 million and around $400 million from higher volumes (in areas not affected by hurricanes), offset partly by a decrease of around $900 million due to the hurricane impact on volumes, costs associated with hurricane repairs and Thunder Horse of around $200 million, and higher operating and revenue investment costs of around $1,700 million.

Production for the fourth quarter of 2005 was 2,680 mboe/d for subsidiaries and 1,342 mboe/d for equity-accounted entities compared with 2,823 mboe/d and 1,272 mboe/d respectively, a year ago. For subsidiaries, the reduction primarily reflects the loss in production owing to hurricanes in the Gulf of Mexico. For equity-accounted entities, this primarily reflects increased production from TNK-BP.

Total production for the year 2005 was 2,718 mboe/d for subsidiaries and 1,296 mboe/d for equity-accounted entities compared with 2,795 mboe/d and 1,202 mboe/d respectively, a year ago. For subsidiaries, increases in production in our New Profit Centres were more than offset by the effect of the hurricanes, higher planned maintenance shutdowns, anticipated decline and operational issues in our Existing Profit Centres. For equity-accounted entities, this primarily reflects growth from TNK-BP.

Actual production for subsidiaries and equity-accounted entities in 2005, after adjusting for the impact of severe weather and the impact of higher prices on production sharing contracts, was 2,849 mboe/d and 1,296 mboe/d compared with the range of between 2.85 and 2.9 mmboe/d for subsidiaries and between 1.25 and 1.3 mmboe/d for equity-accounted entities as previously indicated.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

EXPLORATION AND PRODUCTION (concluded)

We estimate the opportunity losses caused by the hurricanes in the fourth quarter and year 2005 to be in the region of $950 million for the fourth quarter and $1,600 million, for the full year.

Projects in our New Profit Centres are progressing well. During the quarter the West Azeri project in Azerbaijan achieved first production four months ahead of schedule, and good progress is being made on the completion of the BTC pipeline with the first lifting at Ceyhan in Turkey expected in the second quarter of 2006. In Trinidad, Atlantic LNG Train 4 started production in mid December with the Cannonball gas development expected to start production in the first quarter of 2006. Repairs and construction of the Thunder Horse platform in the Gulf of Mexico are proceeding offshore, and production is expected to start in the second half of 2006. BP has conducted a thorough investigation of the incident. We have concluded that it was not storm related, but was caused by design weakness in the ballast system, which can be corrected offshore. In Russia, TNK-BP disposed of non-core producing assets in the Saratov region, along with the Orsk refinery. In our Existing Profit Centres, production commenced from the Rhum and Farragon fields in the North Sea.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

REFINING AND MARKETING

		Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
		2005	2004	2005	2004

Sales and other operating revenues from continuing operations	- $m	53,979	46,104	220,134	176,350

Profit (loss) before interest and tax from continuing operations(a)	- $m	(1,068)	811	6,942	6,544

Key statistics:
Total refined product sales	- mb/d	5,281	6,183	5,888	6,398
Refinery throughputs	- mb/d	2,038	2,551	2,399	2,607
Refining availability(b)	- %	90.9	96.5	92.9	95.4
Global Indicator Refining Margin(c)	- $/bbl	7.60	5.69	8.60	6.31

(a)	Includes profit after interest and tax of equity-accounted entities.

(b)	Refining availability in the period is the weighted average percentage that refinery units are available for processing, after accounting for downtime such as planned maintenance.

(c)

The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margin may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate. The GIM data shown above excludes the Grangemouth and Lavéra refineries.

Sales and other operating revenues for the three months and year ended December 31, 2005 were $54 billion and $220 billion respectively, compared with $46 billion and $176 billion for the same periods in the prior year. The increase in sales and other operating revenues in the fourth quarter of 2005 compared with 2004 was due principally to higher prices contributing approximately $11 billion partly offset by lower sales volumes of around $2 billion and a decrease of $1 billion due to foreign exchange movements. The increase in sales and other operating revenues in the year 2005 compared with the year 2004 was principally due to higher prices contributing approximately $62 billion and foreign exchange movements contributing approximately $1 billion, partly offset by lower sales volumes of around $19 billion.

The loss before interest and tax for the three months ended December 31, 2005 was $1,068 million, including a net gain on disposal of $102 million primarily from retail divestments, and is after inventory holding losses of $908 million and a charge for impairment of $52 million. Profit before interest and tax for the three months ended December 31, 2004 was $811 million, after inventory holding losses of $526 million, net losses on disposal of $138 million related principally to plant closures and exit from businesses, a charge of $195 million for impairment of the Petrochemicals facilities at Hull, UK (with the separation of Olefins and Derivatives at the end of 2004, certain agreements and assets were restructured to reflect the arm’s-length relationship that would exist in the future), and restructuring, integration and rationalization costs of $32 million.

The primary additional reasons for the decrease in profit before interest and tax for the three months ended December 31, 2005 compared with the three months ended December 31, 2004 are a reduction of around $870 million due to the shutdown, throughout the quarter, of the Texas City refinery, along with other storm-related supply disruptions to a number of our US-based businesses, an adverse impact of around $500 million due to fair value accounting related to derivatives (see paragraph below), a reduction of around $430 million due to rationalization and efficiency programme charges, mainly across our marketing activities in Europe, and lower marketing margins which reduced profit by around $70 million. This was partially offset by higher refining margins contributing around $200 million.

Where derivative instruments are used to manage certain economic exposures that cannot themselves be fair valued or accounted for as hedges, timing differences in relation to the recognition of gains and losses occur. Gains and losses on derivative commodity contracts are recognized immediately through the income statement whilst gains and losses on the related physical transaction are recognized when the commodity is sold. These economic exposures primarily relate to inventories held in excess of normal operating requirements that are not designated as held for trading and fair valued, and forecast transactions to replenish inventory.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

REFINING AND MARKETING (concluded)

Additionally, IFRS requires that inventory designated as held for trading is fair valued using period end spot prices whilst the related derivative instruments are valued using forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in quarterly timing differences.

Supply disruptions in the USA and market uncertainty continued into the fourth quarter of 2005. The average refining Global Indicator Margin (GIM) fell sharply from the record levels of the third quarter but was higher than those of the equivalent quarter last year. Retail marketing margins recovered strongly from the third quarter and were above those of the equivalent quarter last year, although marketing margins in our other businesses were lower. The fourth quarter result also reflects the impact of lower refining availability compared to the equivalent quarter of 2004.

Refining throughputs for the quarter were 2,038 mb/d, lower than in the fourth quarter of 2004 due principally to the complete shut down of the Texas City refinery late in the third quarter. Marketing volumes were 3,833 mb/d in the fourth quarter, lower than those in the same quarter last year due to primarily to hurricane related supply disruptions in the USA.

Profit before interest and tax for the year ended December 31, 2005 was $6,942 million, including inventory holding gains of $2,537 million and net gains of $177 million principally on the divestment of a number of regional retail networks in the US, and is after a charge of $700 million in respect of fatality and personal injury compensation claims associated with the incident at the Texas City refinery on March 23, 2005, a charge of $140 million relating to new, and revisions to existing, environmental and other provisions, an impairment charge of $93 million and a charge of $33 million for the impairment of an equity-accounted entity. Profit before interest and tax for the year ended December 31, 2004 was $6,544 million, including inventory holding gains of $1,304 million, and is after net losses on disposal of $261 million (principally related to plant closures and exit from businesses, the disposal of our interest in the Singapore Refining Company Private Limited , the closure of the lubricants operation of the Coryton Refinery in the UK and the disposal of our European Speciality Intermediates Businesses), a charge of $206 million related to new, and revisions to existing, environmental and other provisions, a charge of $195 million for the impairment of the Petrochemicals facilities at Hull, UK and a charge of $32 million for restructuring, integration and rationalization.

The primary additional reasons for the increase in profit before interest and tax for the year ended December 31, 2005, compared with the year ended December 31, 2004 were improved refining margins contributing approximately $2,000 million, offset by lower retail marketing margins reducing profits by approximately $720 million, a reduction of around $870 million due to the shutdown of the Texas City refinery, along with other storm related supply disruptions to a number of our US based businesses, an adverse impact of around $400 million due to fair value accounting for derivatives (described on page 11) and a reduction of around $430 million due to rationalization and efficiency programme charges, mainly across our marketing activities in Europe.

The full year average GIM was higher than that for the full year 2004, and consistent with the increase in BP’s actual realized refining margin. Retail marketing margins, despite the recovery in the fourth quarter, were significantly lower than those for the full year 2004, although partly offset by increases in our other marketing businesses. Our purchased energy costs and operating and investment costs were higher year-on-year due to refinery repair, manufacturing integrity costs and the initial charges for the rationalization and efficiency programmes mentioned above.

The total opportunity loss in respect of the Texas City refinery shutdown and storms, at prevailing margins, is estimated at around $1,800 million for the year.

During December 2005, BP Products North America Inc. issued its final incident investigation report on the March 23, 2005 Texas City Refinery explosion and fire. The company accepts the findings and has begun a programme to implement the recommendations of the investigation team and a modernization programme.

Progress is underway at the refinery in respect of the corrective actions required by a settlement agreement with the US Occupational Safety and Health Administration (OSHA) in September.  Cooperation is maintained with the U.S. Chemical Safety and Hazard Investigation Board (CBS), the U.S. Environmental Protection Agency and the Texas Commission on Environmental Quality on issues regarding the Texas City incident and related concerns.

BP continues to facilitate the efforts of the independent panel, led by former US Secretary of State James A Baker III, formed to assess safety management and safety culture at the company's five US refineries and make recommendations for improvement.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

		Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
		2005	2004	2005	2004

Sales and other operating revenues from continuing operations	- $m	7,987	7,760	28,561	26,110

Profit before interest and tax from continuing operations(a)	- $m	114	523	1,104	954

_______________

(a)	Includes profit after interest and tax of equity-accounted entities.

Sales and other operating revenues for the three months and year ended December 31, 2005 were $8 billion and $29 billion respectively, compared with $8 billion and $26 billion for the same periods in 2004. For the quarter this reflects offsetting movements of around $0.5 billion in respect of lower volumes and higher prices. The increase for the year reflects increases of around $2 billion due to higher prices and around $1 billion due to higher volumes.

Profit before interest and tax for the three months ended December 31, 2005 was $114 million including $265 million compensation received on the cancellation of an intra-group gas supply contract (which is offset by a loss in our Exploration and Production segment) and is after inventory holding losses of $3 million, net fair value losses on embedded derivatives of $546 million and a net loss of $26 million on disposal of a power plant in the UK. Profit before interest and tax for the three months ended December 31, 2004 was $523 million, including inventory holding gains of $28 million and a net gain on disposal of $40 million.

The additional factors reflected in profit before interest and tax for the three months ended December 31, 2005 compared with the equivalent period in 2004 are lower contributions from the gas trading and marketing business of around $200 million, offset by a positive impact of around $200 million relating to IFRS fair value accounting requirements, notably in respect of economic hedges that cannot be accounted for as hedges under IFRS and the valuation of inventory designated as held for trading (see page 11).

Profit before interest and tax for the year ended December 31, 2005 was $1,104 million, including inventory holding gains of $95 million, compensation of $265 million received on the cancellation of an intra-group gas supply contract and net gains of $55 million primarily on the disposal of BP’s interest in Interconnector, a power plant in the UK and an NGL plant in the US, and is after net fair value losses of $346 million on embedded derivatives and a credit of $6 million related to new, and revisions to existing, environmental and other provisions. Profit before interest and tax for the year ended December 31, 2004 was $954 million, including inventory holding gains of $39 million and a net gain on disposal of $56 million.

The additional factors contributing to the increase in profit before interest and tax for the year ended December 31, 2005, compared with the equivalent period in 2004 are higher contributions from the operating businesses of around $170 million.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

		Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
		2005	2004	2005	2004

Sales and other operating revenues from continuing operations	- $m	161	156	668	546

Profit (loss) before interest and tax from continuing operations(a) (b)	- $m	(403)	(237)	(1,191)	164

_______________

(a)	Includes profit after interest and tax of equity-accounted entities.
(b)

Includes the portion of Olefins and Derivatives not included in the sale of Innovene to INEOS. This includes the equity-accounted investments in China and Malaysia that were part of Olefins and Derivatives.

Other businesses and corporate comprises Finance, the Group’s aluminium asset, interest income and costs relating to corporate activities. The Group’s interests in PetroChina and Sinopec were divested in early 2004.

The loss before interest and tax for the three months ended December 31, 2005 was $403 million, and is after a charge of $57 million relating to the separation of the Olefins and Derivatives business, a charge of $4 million related to new, and revisions to existing, environmental and other provisions and net fair value losses on embedded derivatives of $3 million. The loss before interest and tax for the three months ended December 31, 2004 was $237 million, including inventory holding gains of $8 million and a credit of $66 million primarily resulting from the reversal of vacant space provisions in the UK and the US, and is after a charge of $85 million in respect of the separation of the Olefins and Derivatives business.

The loss before interest and tax for the year ended December 31, 2005 was $1,191 million including a net gain on disposal of $38 million, and is after inventory holding losses of $5 million, a net charge of $278 million relating to new, and revisions to existing, environmental and other provisions and the reversal of environmental provisions no longer required, a charge of $134 million in respect of the separation of the Olefins and Derivatives business and net fair value losses of $13 million on embedded derivatives. The profit before interest and tax for the year ended December 31, 2004 was $164 million, including inventory holding gains of $8 million, net gains on disposals of $1,164 million primarily related to the sale of our interests in PetroChina and Sinopec and a credit of $66 million primarily resulting from the reversal of vacant space provisions in the UK and the US, and is after a charge of $283 million related to new, and revisions to existing, environmental and other provisions, and a charge of $102 million relating to the separation of the Olefins and the Derivatives business.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS – continued

OUTLOOK STATEMENT

World economic growth has continued at near trend rates, despite some weakness in the US in the fourth quarter. The near-tern global growth outlook appears solid, reinforced by an acceleration of activity in Europe.

Crude oil prices averaged $56.87 per barrel (Dated Brent) in the fourth quarter, a decline of nearly $5 per barrel from the third quarter average but more than $13 per barrel above the same period last year. Prices weakened in face of ample inventories and despite large production losses from hurricanes Katrina and Rita. Prices have been sustained around $60 in 2006. Oil prices are expected to remain strong but are dependent upon OPEC production levels and geopolitical concerns.

US natural gas prices averaged $13/mmbtu (Henry Hub first of month index) in the fourth quarter, up nearly $4.50 per mmbtu versus the third quarter. In recent weeks prices have weakened and have traded closer to parity with residual fuel oil following mild winter weather. US gas prices are expected to track oil prices.

UK gas prices (National Balancing Point) more than doubled in the fourth quarter to 65.3 pence per therm from 29.3 pence per therm in the third quarter in face of concerns about gas availability through the winter. Prompt prices have been volatile, having surged following the closure of the Rough storage facility due to an accident in February. Supplies are expected to remain adequate

Average global refining margins softened to $7.60/bbl in the fourth quarter. The disruptions caused by last autumn's hurricanes eased during the quarter as new sources of product supply were accessed. Global margins have softened during 2006 to date but are supported by a heavier than normal maintenance programme and preparations for the introduction of new product specification.

During the fourth quarter, retail margins benefited from falling product prices particularly in the first two months of the quarter. During December and so far in 2006, a rise in wholesale gasoline and crude prices is evident. Marketing margins are expected to remain volatile.

Following a comprehensive refurbishment, the steam system at the Texas City refinery was successfully recommissioned in December 2005. Initial production is expected to commence in the first quarter, with further units restarting in a phased programme, primarily in the second and third quarters.

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under ‘Group Results’, ‘Exploration and Production’ and ‘Outlook’, with regard to BP’s capital expenditure costs, demand, growth and other trend projections, future performance margins, prices, production, including impact of hurricanes Katrina and Rita on fourth quarter and full year production and the expected timing for fields to come back on stream, the timing of new fields to start production, the first lifting of oil from the BTC pipeline, the start-up of production from the Cannonball gas development, and the timing of production from the Thunder Horse platform, the timings for resumed production from the Texas City refinery, working capital, fulfilment of contract obligations and timing for completion of transactions are all forward-looking in nature. Forward-looking statements are also identified by such phrases as ‘will’, ‘expects’, ‘is expected to’, ‘should’, ‘may’, ‘is likely to’, ‘intends’, ‘plans’, ‘appears’ and ‘believes’. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; the timing of bringing new fields onstream; exchange rate fluctuations; operational problems; general economic conditions, including inflationary pressure, political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; successful partnering; the actions of competitors; the actions of competitors and third party suppliers of facilities and services; natural disasters and prolonged adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP’s business, is contained in BP’s Annual Report and Annual Accounts for 2004 and the Annual Report on Form 20-F for 2004 filed with the US Securities and Exchange Commission.

BP p.l.c. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS – concluded

DIVIDENDS PAYABLE

On February 7, 2006, BP p.l.c. announced a quarterly dividend of 9.375 cents per ordinary share of 25 cents (ordinary shares) to be paid in March, representing $0.5625 per American Depositary Share (ADS). The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was February 24, 2006, and payment will be made on March 13, 2006.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank. Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on March 13, 2006.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million, except per share amounts)

Sales and other operating revenues (Note 7)	64,708	53,343	249,465	199,876
Earnings from jointly controlled entities – after interest and tax (Note 19)	835	358	3,083	1,818
Earnings from associates – after interest and tax (Note 19)	133	130	460	462
Interest and other revenues	229	230	613	615
Total revenues	65,905	54,061	253,621	202,771
Gains on sale of businesses and fixed assets	210	273	1,538	1,685
Total revenues and other income	66,115	54,334	255,159	204,456
Purchases	45,541	36,210	172,699	135,907
Production and manufacturing expenses	6,118	4,420	21,092	17,330
Production and similar taxes (Note 8)	830	647	3,010	2,149
Depreciation, depletion and amortization	2,351	2,430	8,771	8,529
Impairment and losses on sale of businesses and fixed assets	124	796	468	1,390
Exploration expense (Note 8)	208	258	684	637
Distribution and administration expenses	4,013	3,641	13,706	12,768
Fair value (gain) loss on embedded derivatives	1,350	-	2,047	-
Profit before interest and taxation from continuing operations	5,580	5,932	32,682	25,746
Finance costs (Note 9)	172	143	616	440
Other finance expense (Note 10)	43	121	145	340
Profit before taxation from continuing operations	5,365	5,668	31,921	24,966
Taxation (includes overseas taxation of $9,082 million, 2004 $5,461 million)	2,029	1,818	9,473	7,082
Profit from continuing operations	3,336	3,850	22,448	17,884
Profit (loss) from Innovene operations (Note 5)	442	(781)	184	(622)
Profit for the period (a)	3,778	3,069	22,632	17,262
Attributable to:
BP shareholders	3,685	3,010	22,341	17,075
Minority interest	93	59	291	187
	3,778	3,069	22,632	17,262

Earnings per ordinary share – cents (a) (Note 15)
Profit attributable to BP shareholders
Basic	17.90	14.00	105.74	78.24
Diluted	17.68	13.75	104.52	76.87

Profit from continuing operations attributable to BP shareholders
Basic	15.82	17.57	104.87	81.09
Diluted	15.62	17.26	103.66	79.66

Earnings per American Depositary share – cents (a)
Profit attributable to BP shareholders
Basic	107.40	84.00	634.44	469.44
Diluted	106.08	82.50	627.12	461.22

_______________

(a)

A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 17.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31, 2005 (Unaudited)		December 31, 2004 (Unaudited)
		($ million)
Noncurrent assets
Property, plant and equipment	85,947		93,092
Goodwill	10,371		10,857
Intangible assets	4,772		4,205
Investments in jointly controlled entities	13,556		14,556
Investments in associates	6,217		5,486
Other investments	967		394
Fixed assets	121,830		128,590
Loans	821		811
Other receivables	770		429
Derivative financial instruments	3,652		898
Prepayments and accrued income	1,269		354
Defined benefit pension plan surplus	3,282		2,105
	131,624		133,187
Current assets
Loans	132		193
Inventories	19,760		15,645
Trade and other receivables	40,902		37,099
Derivative financial instruments	9,726		5,317
Prepayments and accrued income	1,598		1,671
Current tax receivable	212		159
Cash and cash equivalents	2,960		1,359
	75,290		61,443
Total assets	206,914		194,630
Current liabilities
Trade and other payables	42,136		38,540
Derivative financial instruments	9,083		5,074
Accruals and deferred income	5,970		4,482
Finance debt	8,932		10,184
Current tax payable	4,274		4,131
Provisions	1,102		715
	71,497		63,126
Noncurrent liabilities
Other payables	1,935		3,581
Derivative financial instruments	3,696		158
Accruals and deferred income	3,164		699
Finance debt	10,230		12,907
Deferred tax liabilities	16,443		16,701
Provisions	9,954		8,884
Defined benefit pension plan and other postretirement benefit plan deficits	9,230		10,339
	54,652		53,269
Total liabilities	126,149		116,395
Net assets	80,765		78,235
Equity
Capital shares
Preference	21		21
Ordinary	5,164		5,382
Paid-in surplus	8,120		6,366
Merger reserve	27,190		27,162
Other reserves	16		44
Shares held by ESOP trusts	(140)		(82)
Available-for-sale investments	385		-
Cash flow hedges	(234)		-
Foreign currency translation reserve	2,943		5,616
Treasury shares	(10,598)		-
Retained earnings	47,109		32,383
BP shareholders’ equity (a)	79,976		76,892
Minority interest	789		1,343
Total equity	80,765		78,235

____________

(a)

A summary of the material adjustments to BP shareholders’ equity which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 17.

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
Operating activities
Profit before taxation from continuing operations	5,365	5,668	31,921	24,966
Adjustments to reconcile profits before tax to net cash provided by operating activities:
Exploration expenditure written off	81	151	305	274
Depreciation, depletion and amortization	2,351	2,430	8,771	8,529
Impairment and (gain) loss on sale of businesses and fixed assets	(86)	523	(1,070)	(295)
Earnings from jointly controlled entities and associates	(968)	(488)	(3,543)	(2,280)
Dividends received from jointly controlled entities and associates	844	756	2,833	2,199
Working capital and other movements	(4,171)	(3,098)	(13,466)	(9,346)
Net cash provided by operating activities of continuing operations	3,416	5,942	25,751	24,047
Net cash provided by (used in) operating activities of Innovene operations	823	(785)	970	(669)
Net cash provided by operating activities	4,239	5,157	26,721	23,378
Investing activities
Capital expenditures	(3,476)	(3,805)	(12,281)	(12,286)
Acquisitions, net of cash acquired	(60)	(1,489)	(60)	(1,503)
Investment in jointly controlled entities	(132)	(134)	(185)	(1,648)
Investment in associates	(252)	(190)	(619)	(942)
Proceeds from disposal of property, plant and equipment	825	894	2,803	4,236
Proceeds from disposal of businesses	8,397	-	8,397	725
Proceeds from loan repayments	32	84	123	87
Other	93	-	93	-
Net cash provided by (used in) investing activities	5,427	(4,640)	(1,729)	(11,331)
Financing activities
Net repurchase of shares	(3,687)	(1,942)	(11,315)	(7,208)
Proceeds from long-term financing	685	900	2,475	2,675
Repayments of long-term financing	(1,197)	(921)	(4,820)	(2,204)
Net increase (decrease) in short-term debt	(2,423)	2,529	(1,457)	(24)
Dividends paid - BP shareholders	(1,856)	(1,535)	(7,359)	(6,041)
- Minority interest	(405)	(8)	(827)	(33)
Net cash used in financing activities	(8,883)	(977)	(23,303)	(12,835)
Currency translation differences relating to cash and cash equivalents	(5)	78	(88)	91
Increase (decrease) in cash and cash equivalents	778	(382)	1,601	(697)
Cash and cash equivalents at beginning of period	2,182	1,741	1,359	2,056
Cash and cash equivalents at end of period	2,960	1,359	2,960	1,359

BP p.l.c. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS - concluded

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
Working capital and other movements
Interest receivable	(228)	(129)	(479)	(284)
Interest received	208	193	401	331
Finance costs	172	143	616	440
Interest paid	(292)	(227)	(1,127)	(698)
Other finance expense	43	121	145	340
Share-based payments	56	68	278	224
Net operating charge for pensions and other postretirement benefits, less contributions	(398)	(54)	(435)	(84)
Net charge for provisions, less payments	(284)	(364)	600	(110)
(Increase) decrease in inventories	(318)	127	(6,638)	(3,182)
(Increase) decrease in other current and noncurrent assets	(386)	(4,160)	(16,427)	(10,225)
Increase (decrease) in other current and noncurrent liabilities	300	3,580	18,628	10,290
Income taxes paid	(3,044)	(2,396)	(9,028)	(6,388)
	(4,171)	(3,098)	(13,466)	(9,346)

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
Currency translation differences	(320)	2,424	(2,502)	2,283
Exchange gain on translation of foreign operations transferred to gain or loss on sale of businesses and fixed assets	(315)	-	(315)	(78)
Actuarial gain relating to pensions and other postretirement benefits	975	107	975	107
Available-for-sale investments	236	-	262	-
Cash flow hedges	(5)	-	(176)	-
Unrealized gain on acquisition of further investment in equity-accounted investments	-	94	-	94
Taxation	(295)	(52)	(259)	(73)
Net income recognized directly in equity	276	2,573	(2,015)	2,333
Profit for the period	3,778	3,069	22,632	17,262
Total recognized income and expense relating to the period	4,054	5,642	20,617	19,595
Change in accounting policy – adoption of IAS 32 and IAS 39 on January 1, 2005	-	-	(243)	-
Total recognized income and expense since last annual accounts	4,054	5,642	20,374	19,595
Attributable to:
BP shareholders	3,961	5,583	20,083	19,408
Minority interest	93	59	291	187
	4,054	5,642	20,374	19,595

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant accounting policies

Basis of preparation

This is the first year in which the Group has prepared its financial statements under IFRSs and the comparative financial information has been restated from UK generally accepted accounting practice (UK GAAP) to comply with IFRSs. The accounting policies that follow set out those policies that apply in preparing the consolidated financial statements for the year ended December 31, 2005. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest million dollars ($ million), except where otherwise indicated.

Basis of consolidation

The Group financial statements consolidate the financial statements of BP p.l.c. and the entities it controls (its subsidiaries) drawn up to December 31 each year. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct and indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All intercompany balances and transactions, including unrealized profits arising from intragroup transactions, have been eliminated in full. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Minority interests represent the portion of profit or loss and net assets in subsidiaries that is not held by the Group and is presented separately within equity in the consolidated balance sheet.

Interests in joint ventures

A joint venture is a contractual arrangement whereby two or more parties (venturers) undertake an economic activity that is subject to joint control. Joint control exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the venturers. A jointly controlled entity is a joint venture that involves the establishment of a company, partnership or other entity to engage in economic activity that the Group jointly controls with its fellow venturers.

The results, assets and liabilities of a jointly controlled entity are incorporated in these financial statements using the equity method of accounting. Under the equity method, the investment in a jointly controlled entity is carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the jointly controlled entity, less distributions received and less any impairment in value of the investment. The Group income statement reflects the Group’s share of the results after tax of the jointly controlled entity. The Group statement of recognized income and expense reflects the Group’s share of any income and expense recognized by the jointly controlled entity outside profit and loss.

Financial statements of jointly controlled entities are prepared for the same reporting year as the Group. Where necessary, adjustments are made to those financial statements to bring the accounting policies used into line with those of the Group.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Group ceases to use the equity method of accounting on the date from which it no longer has joint control over, or significant influence in the joint venture, or when the interest becomes held for sale.

Certain of the Group’s activities, particularly in the Exploration and Production segment, are conducted through joint ventures where the venturers have a direct ownership interest in and jointly control the assets of the venture. The income, expenses, assets and liabilities of these jointly controlled assets are included in the consolidated financial statements in proportion to the Group’s interest.

Interests in associates

An associate is an entity over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee, but which is not a subsidiary or a jointly controlled entity.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Interests in associates - concluded

The results, assets and liabilities of an associate are incorporated in these financial statements using the equity method of accounting. Under the equity method, the investment in an associate is carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the associate, less distributions received and less any impairment in value of the investment. The group income statement reflects the Group’s share of the results after tax of the associate. The group statement of recognized income and expense reflects the Group’s share of any income and expense recognized by the associate outside profit and loss.

The financial statements of associates are prepared for the same reporting year as the Group. Where necessary, adjustments are made to those financial statements to bring the accounting policies used into line with those of the Group.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Group ceases to use the equity method of accounting on the date from which it no longer has significant influence in the associate or when the interest becomes held for sale.

Foreign currency translation

In individual companies, transactions in foreign currencies are initially recorded in the functional currency by applying the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the functional currency using the rates of exchange as at the dates of the initial transactions. Non monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined.

In the consolidated financial statements, the assets and liabilities of non-US dollar functional currency subsidiaries, jointly controlled entities and associates, including related goodwill, are translated into US dollars at the rate of exchange ruling at the balance sheet date. The results and cash flows of non-US dollar functional currency subsidiaries, jointly controlled entities and associates are translated into US dollars using average rates of exchange. Exchange adjustments arising when the opening net assets and the profits for the year retained by non-US dollar functional currency subsidiaries, jointly controlled entities and associates are translated into US dollars are taken to a separate component of equity and reported in the statement of recognized income and expense. Exchange gains and losses arising on long-term foreign currency borrowings used to finance the Group’s non-US dollar investments are also taken to equity. On disposal of a non-US dollar functional currency subsidiary, jointly controlled entity or associate, the deferred cumulative amount recognized in equity relating to that particular non-US dollar operation is recognized in the income statement.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the net fair value of the identifiable assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the income statement in the period of acquisition. Where the Group does not acquire 100% ownership of the acquired company, the interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized. Subsequently, any losses applicable to the minority shareholders in excess of the minority interest are allocated against the interests of the parent.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Business combinations and goodwill - concluded

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. For this purpose, cash-generating units are set at one level below a business segment. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

Goodwill arising on business combinations prior to January 1, 2003 is stated at the previous UK GAAP carrying amount.

Goodwill may also arise upon investments in jointly controlled entities and associates, being the surplus of the cost of investment over the Group’s share of the net fair value of the identifiable assets. Such goodwill is recorded within investments in jointly controlled entities and associates, and any impairment of the goodwill is included within the income from jointly controlled entities and associates.

Noncurrent assets held for sale

Noncurrent assets and disposal Groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Noncurrent assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated.

Intangible assets

Intangible assets are stated at cost, less accumulated amortization and accumulated impairment losses. Intangible assets include expenditure on the exploration for and evaluation of oil and natural gas resources, computer software, patents, licences, trademarks and product development costs.

Intangible assets acquired separately from a business are carried initially at cost. The initial cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. An intangible asset acquired as part of a business combination is recognized separately from goodwill if the asset is separable or arises from contractual or other legal rights and its fair value can be measured reliably.

Product development costs are capitalized as intangible assets when a project has obtained internal sanction and the future recoverability of such costs can reasonably be regarded as assured.

Intangible assets with a finite life are amortized on a straight-line basis over their expected useful lives. For patents, licences and trademarks, expected useful life is the lower of the duration of the legal agreement and economic useful life, which can range from three to 15 years. Computer software costs have a useful life of three to five years.

The expected useful lives of the assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

The carrying value of intangible assets is reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. In addition, the carrying value of capitalized product development expenditure is reviewed for impairment annually before being brought into use.

Oil and natural gas exploration and development expenditure

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

Licence and property acquisition costs Exploration and property leasehold acquisition costs are capitalized within intangible fixed assets and amortized on a straight-line basis over the estimated period of exploration. Each property is reviewed on an annual basis to confirm that drilling activity is planned and it is not impaired. If no future activity is planned, the remaining balance of the licence and property acquisition costs is written off. Upon determination of economically recoverable reserves (‘proved reserves’ or ‘commercial reserves’), amortization ceases and the remaining costs are aggregated with exploration expenditure and held on a field-by-field basis as proved properties awaiting approval within intangible assets. When development is approved internally, the relevant expenditure is transferred to property, plant and equipment.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Intangible assets - concluded

Exploration expenditure Geological and geophysical exploration costs are charged against income as incurred. Costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs, delay rentals and payments made to contractors. If hydrocarbons are not found, the exploration expenditure is written off as a dry hole. If hydrocarbons are found and, subject to further appraisal activity, which may include the drilling of further wells (exploration or exploratory-type stratigraphic test wells), are likely to be capable of commercial development, the costs continue to be carried as an asset. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment.

Development expenditure Expenditure on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells, is capitalized within property, plant and equipment.

Property, plant and equipment

Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any decommissioning obligation, if any, and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment.

Exchanges of assets are measured at the fair value of the asset given up unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable.

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the expenditure is capitalized. Inspection costs associated with major maintenance programmes are capitalized and amortized over the period to the next inspection. Overhaul costs for major maintenance programmes are expensed as incurred. All other maintenance costs are expensed as incurred.

Oil and natural gas properties are depreciated using a unit-of-production method. The cost of producing wells is amortized over proved developed reserves. Licence acquisition, decommissioning and field development costs are amortized over total proved reserves. The unit-of-production rate for the amortization of field development costs takes into account expenditures incurred to date, together with sanctioned future development expenditure.

Other property, plant and equipment is depreciated on a straight-line basis over its expected useful life.

The useful lives of the Group’s other property, plant and equipment are as follows:

Land improvements	15 to 25 years
Buildings	20 to 40 years
Refineries	20 to 30 years
Petrochemicals plants	20 years
Pipelines	Unit-of-throughput
10 to 50 years
Service stations	15 years
Office equipment	3 to 7 years
Fixtures and fittings	5 to 15 years

The expected useful lives of property, plant and equipment are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Property, plant and equipment - concluded

The carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognized.

Impairment of intangible assets and property, plant and equipment

The Group assesses assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If any such indication of impairment exists or when annual impairment testing for an asset group is required, the group makes an estimate of its recoverable amount. An asset group’s recoverable amount is the higher of its fair value less costs to sell and its value in use. Where the carrying amount of an asset group exceeds its recoverable amount, the asset group is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset group and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Financial assets

Financial assets are classified as financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; or as available-for-sale financial assets, as appropriate. Financial assets include cash and cash equivalents; trade receivables; other receivables; loans; other investments; and derivative financial instruments. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognized initially, they are measured at fair value, normally being the transaction price plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. As explained in Note 3, the Group has not restated comparative amounts, on first applying IAS 32 ’Financial Instruments: Disclosure and Presentation’ and IAS 39 ’Financial Instruments: Recognition and Measurement’, as permitted in IFRS 1 ’First-time Adoption of International Financial Reporting Standards’.

All regular way purchases and sales of financial assets are recognized on the trade date, being the date that the Group commits to purchase or sell the asset. Regular way transactions require delivery of assets within the timeframe generally established by regulation or convention in the marketplace. The subsequent measurement of financial assets depends on their classification, as follows:

Financial assets at fair value through profit or loss Financial assets classified as held for trading and other assets designated as such on inception are included in this category. Financial assets are classified as held for trading if they are acquired for sale in the short term. Derivatives are also classified as held for trading unless they are designated as hedging instruments. Assets are carried on the balance sheet at fair value with gains or losses recognized in the income statement.

Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available-for-sale. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Financial assets - concluded

Held-to-maturity investments Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process. Investments intended to be held for an undefined period are not included in this classification.

Available-for-sale financial assets Available-for-sale financial assets are those non-derivative financial assets that are designated as such or are not classified in any of the three preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Fair values The fair value of quoted investments is determined by reference to bid prices at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s-length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and pricing models. Otherwise assets are carried at cost.

Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced, with the amount of the loss recognized in administration costs.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Assets carried at cost If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its fair value is transferred from equity to the income statement.

Reversals of impairment losses on debt instruments are taken through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the income statement.

Inventories

Inventories, other than inventory held for trading purposes, are stated at the lower of cost and net realizable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses.

Inventories held for trading purposes are stated at fair value less costs to sell and any changes in net realizable value are recognized in the income statement.

Supplies are valued at cost to the Group mainly using the average method or net realizable value, whichever is the lower.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Trade and other receivables

Trade and other receivables are carried at the original invoice amount, less allowances made for doubtful receivables. Where the time value of money is material, receivables are carried at amortized cost. Provision is made when there is objective evidence that the Group will be unable to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand; current balances with banks and similar institutions; and short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

For the purpose of the Group cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade and other payables

Trade and other payables are carried at payment or settlement amounts. Where the time value of money is material, payables are carried at amortized cost.

Interest bearing loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the proceeds received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognized respectively in interest and other revenues and other finance expense.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Derecognition of financial assets and liabilities

Financial assets A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized where:

-	The rights to receive cash flows from the asset have expired;

-	The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or

-

The Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset or (b) has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Derecognition of financial assets and liabilities - concluded

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group’s continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, such that the difference in the respective carrying amounts, together with any costs or fees incurred are recognized in profit or loss.

Derivative financial instruments

The Group uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. From January 1, 2005, such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, with the exception of contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements, are financial instruments.

For those derivatives designated as hedges and for which hedge accounting is desired, the hedging relationship is documented at its inception. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how effectiveness will be measured throughout its duration. Such hedges are expected at inception to be highly effective.

For the purpose of hedge accounting, hedges are classified as:

-	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability;

-

Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction, including intra-group transactions; or

-	Hedges of the net investment in a foreign entity.

Any gains or losses arising from changes in the fair value of all other derivatives, which are classified as held for trading, are taken to the income statement. These may arise from derivatives for which hedge accounting is not applied because they are either not designated or not effective as hedging instruments or from derivatives that are acquired for trading purposes.

The treatment of gains and losses arising from revaluing derivatives designated as hedging instruments depends on the nature of the hedging relationship, as follows:

Fair value hedges For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged; the derivative is remeasured at fair value and gains and losses from both are taken to profit or loss. For hedged items carried at amortized cost, the adjustment is amortized through the income statement such that it is fully amortized by maturity. When an unrecognized firm commitment is designated as a hedged item, this gives rise to an asset or liability in the balance sheet, representing the cumulative change in the fair value of the firm commitment attributable to the hedged risk.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Derivative financial instruments - concluded

Cash flow hedges For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while the ineffective portion is recognized in profit or loss. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when a forecast sale or purchase occurs. Where the hedged item is the cost of a nonfinancial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, the hedged transaction ceases to be highly probable, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction occurs and are transferred to the income statement or to the initial carrying amount of a non-financial asset or liability as above. If a forecast transaction is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss.

Hedges of the net investment in a foreign entity For hedges of the net investment in a foreign entity, the effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while the ineffective portion is recognized in profit or loss. Amounts taken to equity are transferred to the income statement when the foreign entity is sold.

Embedded derivatives Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value. Contracts are assessed for embedded derivatives when the Group becomes a party to them, including at the date of a business combination. These embedded derivatives are measured at fair value at each period end. Any gains or losses arising from changes in fair value are taken directly to net profit or loss for the period.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as other finance expense. Any change in the amount recognized for environmental and litigation and other provisions arising through changes in discount rates is included within other finance expense.

A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognized, but are disclosed where an inflow of economic benefits is probable.

Environmental liabilities

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Decommissioning

Liabilities for decommissioning costs are recognized when the Group has an obligation to dismantle and remove a facility or an item of plant and to restore the site on which it is located, and when a reasonable estimate of that liability can be made. Where an obligation exists for a new facility, such as oil and natural gas production or transportation facilities, this will be on construction or installation. An obligation for decommissioning may also crystallize during the period of operation of a facility through a change in legislation or through a decision to terminate operations. The amount recognized is the present value of the estimated future expenditure determined in accordance with local conditions and requirements.

A corresponding item of property, plant and equipment of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the facility or item of plant.

Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment.

Employee benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group. Deferred bonus arrangements that have a vesting date more than 12 months after the period end are valued on an actuarial basis using the projected unit credit method and amortized on a straight-line basis over the service period until the award vests. The accounting policy for pensions and other post-retirement benefits is described below.

Share-based payments

Equity-settled transactions The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using an appropriate valuation model. In valuing equity settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions).

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management’s best estimate of the achievement or otherwise of non-market conditions and the number of equity instruments that will ultimately vest or, in the case of an instrument subject to a market condition, be treated as vesting as described above. The movement in cumulative expense since the previous balance sheet date is recognized in the income statement, with a corresponding entry in equity.

Where the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the original vesting period. In addition, an expense is recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation and any cost not yet recognized in the income statement for the award is expensed immediately. Any compensation paid up to the fair value of the award at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement.

Cash-settled transactions The cost of cash-settled transactions is measured at fair value using an appropriate option valuation model. Fair value is established initially at the grant date and at each balance sheet date thereafter until the awards are settled. During the vesting period, a liability is recognized representing the product of the fair value of the award and the portion of the vesting period expired as at the balance sheet date. From the end of the vesting period until settlement, the liability represents the full fair value of the award as at the balance sheet date. Changes in the carrying amount for the liability are recognized in profit or loss for the period.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Pensions and other postretirement benefits

The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit method, which attributes entitlement to benefits to the current period (to determine current service cost) and to the current and prior periods (to determine the present value of defined benefit obligation) and is based on actuarial advice. Past service costs are recognized in profit or loss on a straight-line basis over the vesting period or immediately if the benefits have vested. When a settlement (eliminating all obligations for benefits already accrued) or a curtailment (reducing future obligations as a result of a material reduction in the scheme membership or a reduction in future entitlement) occurs, the obligation and related plan assets are remeasured using current actuarial assumptions and the resultant gain or loss recognized in the income statement during the period in which the settlement or curtailment occurs.

The interest element of the defined benefit cost represents the change in present value of scheme obligations resulting from the passage of time, and is determined by applying the discount rate to the opening present value of the benefit obligation, taking into account material changes in the obligation during the year. The expected return on plan assets is based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year. The difference between the expected return on plan assets and the interest cost is recognized in the income statement as other finance income or expense.

Actuarial gains and losses are recognized in full in the Group statement of recognized income and expense in the period in which they occur.

The defined benefit pension asset or liability in the balance sheet comprises the total for each plan of the present value of the defined benefit obligation (using a discount rate based on high quality corporate bonds), less any past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Fair value is based on market price information and, in the case of quoted securities, is the published bid price. The value of a net pension benefit asset is restricted to the sum of any unrecognized past service costs and the present value of any amount the Group expects to recover by way of refunds from the plan or reductions in the future contributions.

Contributions to defined contribution schemes are recognized in the income statement in the period in which they become payable.

Corporate taxes

Tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profits for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences:

-

Except where the deferred tax liability arises on goodwill that is not tax deductible or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

-

In respect of taxable temporary differences associated with investments in subsidiaries, jointly controlled entities and associates, except where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - continued

Corporate taxes - concluded

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax assets and unused tax losses can be utilized:

-

Except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

-

In respect of deductible temporary differences associated with investments in subsidiaries, jointly controlled entities and associates, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Customs duties and sales taxes

Revenues, expenses and assets are recognized net of the amount of customs duties or sales tax except:

-

Where the customs duty or sales tax incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the customs duty or sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

-	Receivables and payables are stated with the amount of customs duty or sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Own equity instruments

The Group’s holding in its own equity instruments, including shares held by Employee Share Ownership Plans (ESOPs), are classified as ‘treasury shares’, and shown as deductions from shareholders’ equity at cost. Consideration received for the sale of such shares is also recognized in equity, with any difference between the proceeds from sale and the original cost being taken to revenue reserves. No gain or loss is recognized in the performance statements on the purchase, sale, issue or cancellation of equity shares.

Revenue

Revenue arising from the sale of goods is recognized when the significant risks and rewards of ownership have passed to the buyer and it can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts, customs duties and sales taxes.

Revenues associated with the sale of oil, natural gas liquids, liquefied natural gas, petroleum and chemicals products and all other items are recognized when the title passes to the customer. Supply buy/sell arrangements with common counterparties are reported net as are physical exchanges. Similarly, oil and natural gas forward sales/purchase contracts and sales/purchases of trading inventory are included on a net basis in sales and other operating revenues. Generally, revenues from the production of oil and natural gas properties in which the Group has an interest with other producers are recognized on the basis of the Group’s working interest in those properties (the entitlement method). Differences between the production sold and the Group’s share of production are not significant.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 1 - Significant accounting policies - concluded

Revenue - concluded

Interest income is recognized as the interest accrues (using the effective interest rate method that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Dividend income from investments is recognized when the shareholders’ right to receive the payment is established.

Research

Research costs are expensed as incurred.

Finance costs

Finance costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

All other finance costs are recognized in the income statement in the period in which they are incurred.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

Note 2

The financial information for the years ended December 31, 2005 and 2004 included in this Report has been extracted from BP’s 2005 Annual Report and Accounts. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2004 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, which was prepared on the basis of UK GAAP. The consolidated financial statements and related notes included in this Report are prepared on the basis of International Financial Reporting Standards, see Note 3 for further information.

Note 3 - Transition to International Financial Reporting Standards

For all periods up to and including the year ended December 31, 2004, BP prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). BP, together with all other European Union (EU) companies listed on an EU stock exchange, was required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU with effect from January 1, 2005. The Annual Report and Accounts for the year ended December 31, 2005 comprises BP’s first consolidated financial statements prepared under IFRS. The financial statements of the parent company are still prepared under UK GAAP.

In preparing these financial statements, the Group has complied with all IFRSs applicable for periods beginning on or after January 1, 2005. In addition, BP has also decided to adopt early IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’, the amendment to IAS 19 ‘Amendment to International Accounting Standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’, the amendment to IAS 39 ‘Amendment to International Accounting Standard IAS 39 Financial Instruments: Recognition and Measurement: Cash Flow Hedge Accounting of Forecast Intragroup Transactions’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. The EU has adopted all standards and interpretations adopted by BP for its 2005 reporting.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 3 - Transition to International Financial Reporting Standards - continued

The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date (for BP, December 31, 2005) should be applied retrospectively. However, IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1) contains a number of exemptions which companies are permitted to apply. BP has taken the following exemptions:

-

Comparative information on financial instruments is prepared in accordance with UK GAAP and the Group has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ (IAS 32) and IAS 39 ‘Financial Instruments: Recognition and Measurement’ (IAS 39) from January 1, 2005.

-	IFRS 3 ‘Business Combinations’ has not been applied to acquisitions of subsidiaries or of interests in jointly controlled entities and associates that occurred before January 1, 2003.

-	Cumulative currency translation differences for all foreign operations are deemed to be zero at January 1, 2003.

-	The Group has recognized all cumulative actuarial gains and losses on pensions and other postretirement benefits as at January 1, 2003 directly in equity.

-	IFRS 2 ‘Share-based Payment’ has been applied retrospectively to all share-based payments that had not vested before January 1, 2003.

As indicated above, BP adopted IAS 32 and IAS 39 with effect from January 1, 2005 and, as permitted under IFRS 1, the Group has not restated comparative information. Had IAS 32 and IAS 39 been applied from January 1, 2003, the following adjustments would have been necessary in the financial statements for the years ended December 31, 2004 and 2003:

-	All derivatives, including embedded derivatives, would have been brought on to the balance sheet at fair value.

-	Available-for-sale investments would have been carried at fair value rather than at cost.

The principal differences for the Group between reporting on the basis of UK GAAP and IFRS are as follows:

-	Ceasing to amortize goodwill.

-	Expensing a greater proportion of major maintenance costs.

-	Recognizing an expense for the fair value of employee share option schemes.

-	Recording asset swaps on the basis of fair value.

-	Setting up deferred taxation on: acquisitions; inventory valuation differences; unremitted earnings of subsidiaries, jointly controlled entities and associates.

-	No longer recognizing dividends proposed but not declared as a liability at the balance sheet date.

-	Recognizing changes in the fair value of embedded derivatives in the income statement.

The new accounting policies adopted by the Group are summarized in Note 1.

The financial information presented in this note does not take account of the Innovene operations treated as discontinued in 2005.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 3 - Transition to International Financial Reporting Standards - concluded

Details of the major differences between UK GAAP and IFRS for BP, and reconciliations of UK GAAP to IFRS for its 2003 and 2004 Income and Cash Flow Statements, its Balance Sheets at January 1, 2003, December 31, 2003, December 31, 2004 and January 1, 2005 are included in BP’s report on Form 6-K for the period ended March 31, 2005 filed with the Securities and Exchange Commission. In addition, the reconciliations of profit for the three months and year ended December 31, 2004 and of BP shareholders’ equity at December 31, 2004 included in this report are shown below.

	Three months ended December 31, 2004 (Unaudited)		Year ended December 31, 2004 (Unaudited)
		($ million)
Profit for the period under UK GAAP	2,610		15,961

Adjustments
Goodwill amortization	412		1,489
Major maintenance expenditure	(94)		(217)
Share-based payments	85		(24)
Asset swaps	36		39
Recycling foreign exchange on disposal	-		78
Deferred tax	(24)		(74)
Other	44		10
Profit for the period under IFRS	3,069		17,262

December 31, 2004 (Unaudited)
($ million)
BP shareholders’ equity under UK GAAP	76,656

Adjustments
Goodwill amortization	2,985
Major maintenance expenditure	(794)
Share-based payments	353
Asset swaps	(190)
Deferred tax	(3,986)
Dividend accrual	1,821
Other	47
BP shareholders’ equity under IFRS	76,892

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 4 - Resegmentation

With effect from January 1, 2005 there have been the following changes to the business segments reported by the Group:

(a)	The Mardi Gras pipeline system in the Gulf of Mexico has been transferred from Exploration and Production to Refining and Marketing.

(b)

The aromatics and acetyls operations and the petrochemicals assets that are integrated with our Gelsenkirchen refinery in Germany have been transferred from the former Petrochemicals segment to Refining and Marketing.

(c)

The olefins and derivatives operations have been transferred from the former Petrochemicals segment to the Olefins and Derivatives business. The legacy historical results of other petrochemicals assets that had been divested during 2004 and 2003 are included within Other businesses and corporate.

(d)

The Grangemouth and Lavéra refineries have been transferred from Refining and Marketing to the Olefins and Derivatives business to maintain existing operating synergies with the co-located olefin and derivatives operations.

(e)	A small US operation, the Hobbs fractionator, which supplies petrochemicals feedstock, has been transferred from Gas, Power and Renewables to the Olefins and Derivatives business.

The Olefins and Derivatives business is reported within Other businesses and corporate. This reorganization was a precursor to seeking to divest the Olefins and Derivatives business. As indicated in Note 5, during 2005 we divested Innovene and show its activities as discontinued operations in these accounts. Innovene represented the majority of the Olefins and Derivatives business.

Comparative financial and operating information is shown after resegmentation, the change in accounting policy (see Note 6) and the adoption of International Financial Reporting Standards.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 5 - Sale of Olefins and Derivatives business

BP announced on October 7, 2005 its intention to sell Innovene, its olefins, derivatives and refining group to INEOS. The transaction became unconditional on December 9, 2005 on receipt of European Commission clearance and was completed on December 16, 2005. The transaction included all Innovene's manufacturing sites, markets and technologies. The equity-accounted investments in China and Malaysia that were part of the Olefins and Derivatives business remain with BP and are included within Other businesses and corporate.

The Innovene operations represented a separate major line of business for BP. As a result of the sale, these operations have been treated as discontinued operations for the year ended December 31, 2005. A single amount is shown on the face of the income statement comprising the post-tax result of discontinued operations and the post-tax loss recognized on the re-measurement to fair value less costs to sell of the discontinued operation. That is, the income and expenses of Innovene are reported separately from the continuing operations of the BP Group. The table below provides further detail of the amount shown on the income statement. The income statements for prior periods have been restated to conform to this style of presentation.

In the statement of cash flows the cash provided by the operating activities of Innovene has been separated from that of the rest of the Group and reported as a single line item.

Gross proceeds received amounted to $8,477 million and there were selling costs of $120 million and initial closing adjustments of $43 million. The proceeds are subject to final closing adjustments. The re-measurement to fair value less costs to sell resulted in a loss of $591 million before tax. The originally announced transaction value of $9,000 million has been reduced by the value of certain liabilities transferred to INEOS and certain assets retained by BP on closing.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
Profit (loss) before tax from Innovene operations	335	(972)	1,259	(526)
Net profit on transactions between continuing and Innovene operations	(128)	(31)	(527)	(188)
Profit (loss) before interest and taxation	207	(1,003)	732	(714)
Other finance income (expense)	1	(5)	3	(17)
(Loss) gain recognized on the re-measurement to fair value	133	-	(591)	-
	341	(1,008)	144	(731)
Taxation
Related to profit before tax	(86)	227	(306)	109
Related to re-measurement to fair value	187	-	346	-
Profit (loss) from Innovene operations	442	(781)	184	(622)

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 6 – Change in accounting policy

The Group's accounting policy has been to present oil, natural gas and power forward sales and purchases gross in the income statement. However, during 2005, a review was undertaken into the presentation of these commodity derivative transactions and related activity. These transactions have previously been presented gross in the income statement, although in certain areas of the Group's activity physical delivery can be optional and avoided by buying or selling offsetting contracts through a market mechanism. This led to the conclusion that it was more appropriate to represent transactions in these areas net rather than gross. These sale and purchase transactions are now offset and reported net in sales and other operating revenues. Other derivative contracts where physical delivery is the norm continue to be reported gross.

This change in accounting policy, while reducing sales and other operating revenues and purchases, has no impact on reported profit, cash flows and balance sheet.

Sales and other operating revenues for earlier quarters of 2005 and for 2004 have been restated as have purchases. The restated sales and other operating revenues information is set out below. The impact of the change in accounting policy on sales and other operating revenues and purchases for the year ended December 31, 2005 was approximately $105,000 million.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 6 – Change in accounting policy (continued)

Sales and other operating revenues for 2005 as reported	First Quarter	Second Quarter	Third Quarter	Nine Months
	($ million)
By business
Exploration and Production	10,186	10,934	11,321	32,441
Refining and Marketing	51,646	61,022	68,790	181,458
Gas, Power and Renewables	23,667	23,110	28,917	75,694
Other businesses and corporate	172	174	161	507
Sales by continuing operations	85,671	95,240	109,189	290,100
Less: sales between businesses	8,369	7,843	8,511	24,723
sales to Innovene operations	2,113	3,926	4,158	10,197
Third party sales of continuing operations	75,189	83,471	96,520	255,180
Innovene sales	5,343	5,951	5,824	17,118
Less: sales to continuing operations	1,534	2,605	2,667	6,806
Third party sales of Innovene operations	3,809	3,346	3,157	10,312
Total third party sales	78,998	86,817	99,677	265,492
By geographical area
UK	24,829	29,998	37,406	92,233
Rest of Europe	15,824	16,916	16,904	49,644
USA	32,944	38,115	45,759	116,818
Rest of World	18,614	20,028	19,595	58,237
Sales by continuing operations	92,211	105,057	119,664	316,932
Less: sales between areas	14,909	17,660	18,986	51,555
sales to Innovene operations	2,113	3,926	4,158	10,197
	75,189	83,471	96,520	255,180

Sales and other operating revenues for 2005 as restated	First Quarter	Second Quarter	Third Quarter	Nine Months
	($ million)
By business
Exploration and Production	10,186	10,934	11,321	32,441
Refining and Marketing	47,762	55,115	63,278	166,155
Gas, Power and Renewables	7,105	6,250	7,219	20,574
Other businesses and corporate	172	174	161	507
Sales by continuing operations	65,225	72,473	81,979	219,677
Less: sales between businesses	8,369	7,843	8,511	24,723
sales to Innovene operations	2,113	3,926	4,158	10,197
Third party sales of continuing operations	54,743	60,704	69,310	184,757
Innovene sales	5,343	5,951	5,824	17,118
Less: sales to continuing operations	1,534	2,605	2,667	6,806
Third party sales of Innovene operations	3,809	3,346	3,157	10,312
Total third party sales	58,552	64,050	72,467	195,069
By geographical area
UK	19,821	25,246	32,863	77,930
Rest of Europe	15,824	16,916	16,904	49,644
USA	23,395	25,881	30,724	80,000
Rest of World	12,725	14,247	11,963	38,935
Sales by continuing operations	71,765	82,290	92,454	246,509
Less: sales between areas	14,909	17,660	18,986	51,555
sales to Innovene operations	2,113	3,926	4,158	10,197
	54,743	60,704	69,310	184,757

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 6 – Change in accounting policy (concluded)

Sales and other operating revenues for 2004 as reported	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	($ million)
By business
Exploration and Production	8,186	8,083	8,601	9,830	34,700
Refining and Marketing	45,307	49,849	46,639	51,122	192,917
Gas, Power and Renewables	20,975	18,434	20,443	23,468	83,320
Other businesses and corporate	121	132	137	156	546
Sales by continuing operations	74,589	76,498	75,820	84,576	311,483
Less: sales between businesses	6,726	6,769	7,873	8,236	29,604
sales to Innovene operations	1,824	1,948	2,183	2,271	8,226
Third party sales of continuing operations	66,039	67,781	65,764	74,069	273,653
Innovene sales	3,698	3,779	4,437	5,534	17,448
Less: sales to continuing operations	1,276	1,246	1,774	1,873	6,169
Third party sales of Innovene operations	2,422	2,533	2,663	3,661	11,279
Total third party sales	68,461	70,314	68,427	77,730	284,932
By geographical area
UK	15,839	15,881	20,355	23,013	75,088
Rest of Europe	9,787	11,023	11,499	12,549	44,858
USA	30,931	32,629	30,476	32,556	126,592
Rest of World	15,721	15,533	16,552	19,504	67,310
Sales by continuing operations	72,278	75,066	78,882	87,622	313,848
Less: sales between areas	4,415	5,337	10,935	11,282	31,969
sales to Innovene operations	1,824	1,948	2,183	2,271	8,226
	66,039	67,781	65,764	74,069	273,653

Sales and other operating revenues for 2004 as restated	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	($ million)
By business
Exploration and Production	8,186	8,083	8,601	9,830	34,700
Refining and Marketing	41,380	47,809	41,057	46,104	176,350
Gas, Power and Renewables	6,685	5,916	5,749	7,760	26,110
Other businesses and corporate	121	132	137	156	546
Sales by continuing operations	56,372	61,940	55,544	63,850	237,706
Less: sales between businesses	6,726	6,769	7,873	8,236	29,604
sales to Innovene operations	1,824	1,948	2,183	2,271	8,226
Third party sales of continuing operations	47,822	53,223	45,488	53,343	199,876
Innovene sales	3,698	3,779	4,437	5,534	17,448
Less: sales to continuing operations	1,276	1,246	1,774	1,873	6,169
Third party sales of Innovene operations	2,422	2,533	2,663	3,661	11,279
Total third party sales	50,244	55,756	48,151	57,004	211,155
By geographical area
UK	11,584	13,901	16,407	18,259	60,151
Rest of Europe	9,787	11,023	11,499	12,549	44,858
USA	22,062	24,351	18,571	22,216	87,200
Rest of World	10,628	11,233	12,129	13,872	47,862
Sales by continuing operations	54,061	60,508	58,606	66,896	240,071
Less: sales between areas	4,415	5,337	10,935	11,282	31,969
sales to Innovene operations	1,824	1,948	2,183	2,271	8,226
	47,822	53,223	45,488	53,343	199,876

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 7 - Sales and other operating revenues	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)

By business
Exploration and Production	14,769	9,830	47,210	34,700
Refining and Marketing	53,979	46,104	220,134	176,350
Gas, Power and Renewables	7,987	7,760	28,561	26,110
Other businesses and corporate	161	156	668	546
Sales by continuing operations	76,896	63,850	296,573	237,706
Less: sales between businesses	10,595	8,236	35,318	29,604
sales to Innovene operations	1,593	2,271	11,790	8,226
Third party sales of continuing operations	64,708	53,343	249,465	199,876
Innovene sales	3,509	5,534	20,627	17,448
Less: sales to continuing operations	1,445	1,873	8,251	6,169
Third party sales of Innovene operations	2,064	3,661	12,376	11,279
Total third party sales	66,772	57,004	261,841	211,155

By geographical area
UK	18,204	18,259	96,134	60,151
Rest of Europe	14,661	12,549	64,305	44,858
USA	23,185	22,216	103,185	87,200
Rest of World	20,693	13,872	59,628	47,862
Sales by continuing operations	76,743	66,896	323,252	240,071
Less: sales between areas	10,442	11,282	61,997	31,969
sales to Innovene operations	1,593	2,271	11,790	8,226
Third party sales of continuing operations	64,708	53,343	249,465	199,876

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 8 - Operating profits are after charging:	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million, except per share amounts)

Exploration expense
UK	11	17	32	26
Rest of Europe	-	10	2	25
USA	117	143	425	361
Rest of World	80	88	225	225
	208	258	684	637

Production and similar taxes (a)
UK	133	112	495	335
Overseas	697	535	2,515	1,814
	830	647	3,010	2,149

____________

(a)	Production taxes are charged against Exploration and Production’s operating profit.

Note 9 – Finance costs
Interest payable	278	188	910	644
Capitalized	(106)	(45)	(351)	(204)
	172	143	559	440
Early redemption of finance leases	-	-	57	-
	172	143	616	440

Note 10 - Other finance expense
Interest on pension and other postretirement benefit plan liabilities	497	519	2,022	2,012
Expected return on pension and other postretirement benefit plan assets	(521)	(501)	(2,138)	(1,983)
Interest net of expected return on plan assets	(24)	18	(116)	29
Unwinding of discount on provisions	57	50	201	196
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	9	17	57	91
Change in discount rate for provisions	-	41	-	41
	42	126	142	357
Innovene operations	1	(5)	3	(17)
Continuing operations	43	121	145	340

Note 11 - Dividends paid
Dividends per ordinary share
Cents	8.925	7.10	34.85	27.70
Pence	5.061	3.910	19.152	15.251
Dividends per ADS (cents)	53.55	42.6	209.10	166.20

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 12 - Business and geographical analysis

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total Group	Innovene	Consolidation adjustment and eliminations	Total continuing operations
	(Unaudited)
	($ million)
Three months ended December 31, 2005
Sales and other operating revenues
- segment revenues	14,769	53,979	7,987	3,705	(13,668)	66,772	(3,544)	1,480	64,708
Less: sales between businesses	(9,177)	(1,771)	(1,240)	(1,480)	13,668	-	1,480	(1,480)	-
Third party sales	5,592	52,208	6,747	2,225	-	66,772	(2,064)	-	64,708
Equity-accounted income	893	44	20	(6)	-	951	17	-	968
Profit (loss) before interest and tax	6,575	(1,068)	114	65	234	5,920	(468)	128	5,580
Capital expenditure and acquisitions	2,962	1,365	124	339	-	4,790	(140)	-	4,650

Three months ended December 31, 2004
Sales and other operating revenues
- segment revenues	9,830	46,104	7,760	5,690	(12,380)	57,004	(5,534)	1,873	53,343
Less: sales between businesses	(6,757)	(3,043)	(707)	(1,873)	12,380	-	1,873	(1,873)	-
Third party sales	3,073	43,061	7,053	3,817	-	57,004	(3,661)	-	53,343
Equity-accounted income	448	50	4	(14)	-	488	1	-	489
Profit (loss) before interest and tax	4,747	811	523	(1,209)	57	4,929	973	31	5,933
Capital expenditure and acquisitions	2,598	1,220	325	1,725	-	5,868	(1,539)	-	4,329

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 12 - Business and geographical analysis - continued

					Eliminations
By geographical area	UK	Rest of Europe	USA	Rest of World	Sales between areas	Sales to Innovene	Total
	(Unaudited)
	($ million)
Three months ended December 31, 2005
Sales and other operating revenues	18,204	14,661	23,185	20,693	(10,442)	(1,593)	64,708
Equity-accounted income
- continuing operations	(16)	20	18	946	-	-	968
- Innovene operations	-	(18)	1	-	-	-	(17)
	(16)	2	19	946	-	-	951
Profit (loss) before interest and tax
- continuing operations	(1,039)	31	2,974	3,614	-	-	5,580
- Innovene operations	382	(50)	(13)	21	-	-	340
	(657)	(19)	2,961	3,635	-	-	5,920
Capital expenditure and acquisitions	514	456	1,709	2,111	-	-	4,790

Three months ended December 31, 2004
Sales and other operating revenues	18,259	12,549	22,216	13,872	(11,282)	(2,271)	53,343
Equity-accounted income
- continuing operations	3	12	21	453	-	-	489
- Innovene operations	2	(1)	(2)	-	-	-	(1)
	5	11	19	453	-	-	488
Profit (loss) before interest and tax
- continuing operations	1,082	501	2,035	2,315	-	-	5,933
- Innovene operations	(223)	(511)	(154)	(116)	-	-	(1,004)
	859	(10)	1,881	2,199	-	-	4,929
Capital expenditure and acquisitions	791	1,234	2,114	1,729	-	-	5,868

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 12 - Business and geographical analysis - continued

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total Group	Innovene	Consolidation adjustment and eliminations	Total continuing operations
	(Unaudited)
	($ million)
Year ended December 31, 2005
Sales and other operating revenues
- segment revenues	47,210	220,134	28,561	21,295	(55,359)	261,841	(20,627)	8,251	249,465
Less: sales between businesses	(32,606)	(11,407)	(3,095)	(8,251)	55,359	-	8,251	(8,251)	-
	14,604	208,727	25,466	13,044	-	261,841	(12,376)	-	249,465
Equity-accounted income	3,238	238	19	34	-	3,529	14	-	3,543
Profit (loss) before interest and tax	25,508	6,942	1,104	(523)	(208)	32,823	(668)	527	32,682
Capital expenditure and acquisitions	10,237	2,772	235	905	-	14,149	(497)	-	13,652

Year ended December 31, 2004
Sales and other operating revenues
- segment revenues	34,700	176,350	26,110	17,994	(43,999)	211,155	(17,448)	6,169	199,876
Less: sales between businesses	(24,756)	(10,632)	(2,442)	(6,169)	43,999	-	6,169	(6,169)	-
	9,944	165,718	23,668	11,825	-	211,155	(11,279)	-	199,876
Equity-accounted income	1,985	259	6	18	-	2,268	12	-	2,280
Profit (loss) before interest and tax	18,087	6,544	954	(362)	(191)	25,032	526	188	25,746
Capital expenditure and acquisitions	11,008	2,819	524	2,300	-	16,651	(1,915)	-	14,736

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 12 - Business and geographical analysis - concluded

					Eliminations
By geographical area	UK	Rest of Europe	USA	Rest of World	Sales between areas	Sales to Innovene	Total
	(Unaudited)
	($ million)
Year ended December 31, 2005
Sales and other operating revenues	96,134	64,305	103,185	59,628	(61,997)	(11,790)	249,465
Equity-accounted income
- continuing operations	(8)	18	86	3,447	-	-	3,543
- Innovene operations	-	(15)	1	-	-	-	(14)
	(8)	3	87	3,447	-	-	3,529
Profit (loss) before interest and tax
- continuing operations	1,167	5,206	13,139	13,170	-	-	32,682
- Innovene operations	183	90	(137)	5	-	-	141
	1,350	5,296	13,002	13,175	-	-	32,823
Capital expenditure and acquisitions	1,598	980	5,469	6,102	-	-	14,149

Year ended December 31, 2004
Sales and other operating revenues	60,151	44,858	87,200	47,862	(31,969)	(8,226)	199,876
Equity-accounted income
- continuing operations	9	17	92	2,162	-	-	2,280
- Innovene operations	(4)	(6)	(2)	-	-	-	(12)
	5	11	90	2,162	-	-	2,268
Profit (loss) before interest and tax
- continuing operations	2,875	3,121	9,725	10,025	-	-	25,746
- Innovene operations	(390)	(117)	(102)	(105)	-	-	(714)
	2,485	3,004	9,623	9,920	-	-	25,032
Capital expenditure and acquisitions	1,742	1,897	6,005	7,007	-	-	16,651

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 13 - Analysis of changes in net debt	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
Opening balance
Finance debt	22,159	20,445	23,091	22,325
Less: Cash and cash equivalents	2,182	1,741	1,359	2,056
Opening net debt	19,977	18,704	21,732	20,269
Closing balance
Finance debt	19,162	23,091	19,162	23,091
Less: Cash and cash equivalents	2,960	1,359	2,960	1,359
Closing net debt	16,202	21,732	16,202	21,732
Decrease (increase) in net debt	3,775	(3,028)	5,530	(1,463)

Movement in cash and cash equivalents (excluding exchange adjustments)	783	(460)	1,689	(788)
Net cash outflow (inflow) from financing (excluding share capital)	2,936	(2,535)	3,803	(431)
Adoption of IAS 39	-	-	(147)	-
Fair value hedge adjustment	48	-	171	-
Other movements	11	37	146	68
Movement in net debt before exchange effects	3,778	(2,958)	5,662	(1,151)
Exchange adjustments	(3)	(70)	(132)	(312)
Decrease (increase) in net debt	3,775	(3,028)	5,530	(1,463)

Note 14 – Movement in BP shareholders’ equity	(Unaudited)
($ million)

Balance at December 31, 2004	76,892
Adoption of IAS 39	(243)
As restated at January 1, 2005	76,649
Profit for the year	22,341
Distribution to shareholders	(7,359)
Currency translation differences (net of tax)	(2,479)
Exchange differences on translation of foreign operations transferred to loss on sale (net of tax)	(220)
Actuarial gain on pension and other postretirement benefits plans (net of tax)	619
Repurchase of ordinary share capital	(11,597)
Issue of ordinary share capital for employee share schemes	534
Issue of ordinary share capital for TNK-BP	1,250
Purchase of shares by ESOP trusts	(251)
Share-based payment accrual (net of tax)	412
Available-for-sale investments (net of tax)	190
Cash flow hedges (net of tax)	(113)
Balance at December 31, 2005	79,976

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 15 - Earnings per share

Basic earnings per ordinary share amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes treasury shares and the shares held by the Employee Share Ownership Plans.

For the diluted earnings per share calculation, the profit attributable to ordinary shareholders is adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The weighted average number of shares outstanding during the period is adjusted for the number of shares to be issued for the deferred consideration for the acquisition of our interest in TNK-BP and the number of shares that would be issued on conversion of outstanding share options into ordinary shares using the treasury stock method.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	(shares thousands)
Weighted average number of ordinary shares	20,792,896	21,607,872	21,125,902	21,820,535
Ordinary shares issuable under employee share schemes	120,658	83,716	87,743	56,985
Ordinary shares issuable as consideration for BP’s interest in the TNK-BP joint venture	111,448	340,088	197,802	415,016
	21,025,002	22,031,676	21,411,447	22,292,536

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - Pension and other postretirement benefits

	Three months ended December 31, 2005
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	91	67	34	192
Past service cost	1	2	47	50
Settlement, curtailment and special termination benefits	12	-	4	16
Payments to defined contribution plans	-	33	6	39
Total operating charge	104	102	91	297
Innovene operations	(10)	(7)	(5)	(22)
Continuing operations	94	95	86	275
Expected return on plan assets	(350)	(143)	(28)	(521)
Interest on plan liabilities	239	168	90	497
Other finance (income) expense	(111)	25	62	(24)
Innovene operations	3	1	(3)	1
Continuing operations	(108)	26	59	(23)

	Three months ended December 31, 2004
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	92	70	36	198
Past service cost	5	(4)	31	32
Settlement, curtailment and special termination benefits	16	-	10	26
Payments to defined contribution plans	-	46	2	48
Total operating charge	113	112	79	304
Innovene operations	(9)	(7)	(5)	(21)
Continuing operations	104	105	74	283
Expected return on plan assets	(343)	(136)	(22)	(501)
Interest on plan liabilities	249	177	93	519
Other finance (income) expense	(94)	41	71	18
Innovene operations	1	(3)	(3)	(5)
Continuing operations	(93)	38	68	13

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 16 - Pension and other postretirement benefits - concluded

	Year ended December 31, 2005
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	379	266	140	785
Past service cost	5	(15)	51	41
Settlement, curtailment and special termination benefits	37	-	10	47
Payments to defined contribution plans	-	158	14	172
Total operating charge	421	409	215	1,045
Innovene operations	(38)	(27)	(21)	(86)
Continuing operations	383	382	194	959
Expected return on plan assets	(1,456)	(559)	(123)	(2,138)
Interest on plan liabilities	1,003	651	368	2,022
Other finance (income) expense	(453)	92	245	(116)
Innovene operations	10	3	(10)	3
Continuing operations	(443)	95	235	(113)

	Year ended December 31, 2004
	(Unaudited)
	UK	US	Other	Total
	($ million)
Current service cost	363	276	118	757
Past service cost	5	(4)	38	39
Settlement, curtailment and special termination benefits	37	-	27	64
Payments to defined contribution plans	-	150	12	162
Total operating charge	405	422	195	1,022
Innovene operations	(35)	(28)	(22)	(85)
Continuing operations	370	394	173	937
Expected return on plan assets	(1,351)	(528)	(104)	(1,983)
Interest on plan liabilities	981	685	346	2,012
Other finance (income) expense	(370)	157	242	29
Innovene operations	6	(11)	(12)	(17)
Continuing operations	(364)	146	230	12

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles

The consolidated financial statements of the BP Group are prepared in accordance with International Financial Reporting Standards (IFRS) which differ in certain respects from US generally accepted accounting principles (US GAAP). The principal differences between US GAAP and IFRS for BP Group reporting relate to the following:

(i)	Deferred taxation/business combinations

Under IFRS, deferred tax assets and liabilities are recognized for the difference between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination. IFRS 3 ‘Business Combinations’ typically requires the offset to the recognition of such deferred tax assets and liabilities to be adjusted against goodwill. However, under the exemptions in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, previous business combinations were not restated in accordance with IFRS 3 and the offset was taken as an adjustment to shareholders’ equity at the transition date.

Under US GAAP, deferred tax assets or liabilities are also recognized for the difference between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination. Statement of Financial Accounting Standard (‘SFAS’) No. 141 ‘Business Combinations’, requires that the offset be recognized against goodwill. As such, the treatment adopted under IFRS 1 as compared with SFAS 141 creates a difference related to business combinations accounted for under the purchase method that occurred prior to the Group’s IFRS transition date.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion and amortization	102	1,550	254	2,048
Taxation	55	(1,215)	242	(1,531)
Profit for the period	(157)	(335)	(496)	(517)

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Property, plant and equipment	3,459	4,052
Deferred tax liabilities	1,434	1,489
BP shareholders’ equity	2,025	2,563

(ii)	Provisions

Under IFRS, provisions for decommissioning and environmental liabilities are measured on a discounted basis if the effect of the time value of money is material. In accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, the provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using rates that take into consideration the time value of money and risks inherent in the liability. The periodic unwinding of the discount is included in other finance expense. Similarly, the effect of a change in the discount rate is included in other finance expense in connection with all provisions other than decommissioning liabilities.

Upon initial recognition of a decommissioning provision, a corresponding amount is also recognized as an asset and is subsequently depreciated as part of the capital cost of the facilities. Adjustments to the decommissioning liabilities, associated with changes to the future cash flow assumptions or changes in the discount rate, are reflected as increases or decreases to the corresponding item of property, plant and equipment and depreciated prospectively over the asset’s remaining useful life.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles

(ii)	Provisions - concluded

Under US GAAP, decommissioning liabilities are recognized in accordance with SFAS 143 ‘Accounting for Asset Retirement Obligations’. SFAS 143 is similar to IAS 37 and requires that when an asset retirement liability is recognized, a corresponding amount is capitalized and depreciated as an additional cost of the related asset. The liability is measured based on the risk-adjusted future cash outflows discounted using a credit-adjusted risk-free rate. The unwinding of the discount is included in operating profit for the period. Unlike IAS 37, subsequent changes to the discount rate do not impact the carrying value of the asset or liability. Subsequent changes to the estimates of the timing or amount of future cash flows, resulting in an increase to the asset and liability, are re-measured using updated assumptions related to the credit-adjusted risk-free rate.

Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

In addition, the use of different oil and natural gas reserve volumes between US GAAP and IFRS (see (iii) below) results in different field lives and hence differences result in the manner in which the subsequent unwinding of the discount and the depreciation of the corresponding assets associated with decommissioning provisions are recognized.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses and depreciation, depletion and amortization	(67)	(37)	201	254
Other finance expense	(57)	(50)	(201)	(196)
Taxation	27	65	(9)	22
Profit for the period	97	22	9	(80)

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Property, plant and equipment	(1,842)	(1,667)
Provisions	(1,666)	(1,541)
Deferred tax liabilities	(64)	(49)
BP shareholders’ equity	(112)	(77)

The following data summarizes the movements in the asset retirement obligations, as adjusted to accord with US GAAP, for the year ended December 31, 2005.

(Unaudited)
($ million)
At January 1, 2005	3,898
Exchange adjustments	4
New provisions/adjustment to provisions	554
Unwinding of discount	237
Utilized/deleted	(264)
At December 31, 2005	4,429

(iii)	Oil and natural gas reserve differences

The US Securities and Exchange Commission (SEC) rules for estimating oil and natural gas reserves are different in certain respects from the UK Statement of Recommended Practice ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ (SORP); in particular, the SEC requires the use of year-end prices, whereas under the SORP the Group uses long-term planning prices. Any consequent difference in reserve volumes results in different charges for depreciation, depletion and amortization between IFRS and US GAAP.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(iii)	Oil and natural gas reserve differences - concluded

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion and amortization	(95)	(48)	(20)	(48)
Taxation	39	18	9	18
Profit for the period	56	30	11	30

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Property, plant and equipment	68	48
Deferred tax liabilities	27	18
BP shareholders’ equity	41	30

(iv)	Goodwill and intangible assets

For the purposes of US GAAP, the Group accounts for goodwill according to SFAS No. 141 ‘Business Combinations’, and SFAS No. 142; ‘Goodwill and Other Intangible Assets’. For the purposes of IFRS, the Group accounts for goodwill under the provisions of IFRS 3 ‘Business Combinations’ and IAS 38 ‘Intangible Assets’. As a result of the transition rules available under IFRS 1, the Group did not restate its past business combinations in accordance with IFRS 3 and assumed its UK GAAP carrying amount for goodwill as its IFRS carrying amount upon transition to IFRS, at January 1, 2003.

Under US GAAP, goodwill and indefinite lived intangible assets have not been amortized since December 31, 2001, rather such assets are subject to periodic impairment testing. The Group does not have any other intangible assets with indefinite lives. Under IFRS, goodwill amortization ceased from January 1, 2003.

The movement in the goodwill difference from 2004 to 2005 is the result of movements in foreign exchange rates.

During the fourth quarter of 2005 the Group completed a goodwill impairment review using the two-step process prescribed in US GAAP. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. When the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(iv)	Goodwill and intangible assets - concluded

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion and amortization	-	61	-	61
Profit for the period	-	(61)	-	(61)

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Goodwill	171	224
BP shareholders’ equity	171	224

In accordance with Group accounting practice, exploration licence acquisition costs are capitalized initially as an intangible asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to property, plant and equipment. Where exploration is unsuccessful, the unamortized cost is charged against income. At December 31, 2005 and December 31, 2004, exploration licence acquisition costs included in the Group’s property, plant and equipment and intangible assets, net of accumulated amortization, were as follows.

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Exploration licence acquisition cost included in noncurrent assets (net of accumulated amortization)
Property, plant and equipment	1,201	1,100
Intangible assets	597	595

Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the year ended December 31, 2005 are shown below.

	Exploration expenditure	Goodwill	Additional minimum pension liability (see (viii))	Other intangibles	Total
	(Unaudited)
	($ million)
Net book amount
At January 1, 2005	3,761	11,535	39	443	15,778
Amortization expense	(305)	-	-	(161)	(466)
Other movements	552	(862)	(12)	482	160
At December 31, 2005	4,008	10,673	27	764	15,472

Amortization expense relating to other intangibles is expected to be in the range $150-$200 million in each of the succeeding five years.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(v)	Derivative financial instruments

Under IFRS, The Group accounts for its derivative financial instruments under IAS 39 ‘Financial Instruments: Recognition and Measurement’. IAS 39 requires that derivative financial instruments be measured at fair value and changes in fair value are either recognized through current earnings or equity (other comprehensive income) depending on the nature of the instrument. Changes in fair value of derivatives held for trading purposes or those not designated or effective as hedges are recognized in earnings.

Changes in fair value of derivatives designated and effective as cash flow hedges are recognized directly in equity (other comprehensive income). Amounts recorded in equity are transferred to the income statement when the hedged transaction affects earnings. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

Changes in the fair value of derivatives designated and effective as fair value hedges are recognized in earnings. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged with the corresponding gains and losses recognized in earnings.

On adoption of IAS 39 as of January 1, 2005, all cash flow and fair value hedges that previously qualified for hedge accounting under UK GAAP were recorded on the balance sheet at fair value with the offset recorded through equity.

Under US GAAP all derivative financial instruments are accounted for under SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ and recorded on the balance sheet at their fair value. Similar to IAS 39, SFAS 133 requires that changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the instrument is designated as part of a hedge transaction. A difference arises between IFRS and US GAAP for cash flow hedges where the hedged item is the cost of a non-financial asset or liability. SFAS 133 does not allow the amounts taken to equity to be transferred to the initial carrying amount of the non-financial asset or liability. The amounts remain in equity (other comprehensive income) and are recognized to earnings as the non-financial asset is depreciated.

Prior to January 1, 2005, the Group did not designate any of its derivative financial instruments as part of hedged transactions under SFAS 133. As a result, all changes in fair value were recognized through earnings. A difference therefore exists between the treatment applied under SFAS 133 and that upon initial adoption of IAS 39. This difference will remain until the individual derivative transactions mature.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	21	(313)	-	481
Finance costs	(1)	-	(15)	-
Taxation	-	97	(72)	(144)
Profit for the period	(20)	216	87	(337)

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Goodwill	131	131
Finance debt	(140)	(164)
Trade and other payables	-	718
Deferred tax liabilities	46	(108)
BP shareholders’ equity	225	(315)

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(vi)	Inventory valuation

Under IFRS, inventory held for trading purposes is re-measured to fair value with the changes in fair value recognized in the profit for the period.

For US GAAP, all balances recorded in inventory are measured at the lower of cost and net realizable value.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Purchases	(365)	422	357	(250)
Taxation	128	(148)	(125)	88
Profit for the period	237	(274)	(232)	162

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Inventories	(257)	100
Deferred tax liabilities	(90)	35
BP shareholders’ equity	(167)	65

(vii)	Gain arising on asset exchange

Under IFRS, exchanges of nonmonetary assets are generally accounted for at fair value at the date of the transaction, with any gain or loss recognized in income. Under US GAAP prior to January 1, 2005, exchanges of nonmonetary assets were accounted for at book value. From January 1, 2005 exchanges of nonmonetary assets are generally accounted for at fair value under both IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion amortization	5	96	19	117
Taxation	(2)	(2)	(7)	(10)
Profit for the period	(3)	(94)	(12)	(107)

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Property, plant and equipment	367	386
Deferred tax liabilities	128	135
BP shareholders’ equity	239	251

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(viii)	Pensions and other postretirement benefits

Under IFRS, the Group accounts for its pension and other postretirement benefit plans according to IAS 19 ‘Employee Benefits’. Surpluses and deficits of funded schemes for pensions and other postretirement benefits are included in the Group balance sheet at their fair values and all movements in these balances are reflected in the income statement, except for those relating to actuarial gains and losses which are reflected in the statement of recognized income and expense. This treatment differs with the Group’s US GAAP treatment under SFAS No. 87 ‘Employers’ Accounting for Pensions’, under which actuarial gains and losses are not recognized in the income statement as they occur but are recognized within income only when they exceed certain thresholds. This difference in recognition rules for actuarial gains and losses gives rise to differences in periodic pension costs as measured under IAS 19 and SFAS 87.

In addition, when a pension plan has an accumulated benefit obligation which exceeds the fair value of the plan assets, SFAS 87 requires the unfunded amount to be recognized as a minimum liability in the balance sheet. The offset to this liability is recorded as an intangible asset up to the amount of any unrecognized prior service cost or transitional liability, and thereafter directly in other comprehensive income. IAS 19 does not have a similar concept. As a result, this creates a difference in shareholders’ equity as measured under IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	139	21	583	330
Other finance expense	24	(18)	116	(29)
Taxation	(46)	(176)	(213)	(254)
Profit for the period	(117)	173	(486)	(47)

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Intangible assets	27	39
Other receivables	6,667	7,104
Defined benefit pension plan surplus	(3,282)	(2,105)
Provisions	7,884	8,973
Defined benefit pension plan and other postretirement benefit plan deficits	(9,230)	(10,339)
Deferred tax liabilities	1,612	2,315
BP shareholders’ equity	3,146	4,089

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(ix)	Impairments

Under IFRS, in determining the amount of any impairment loss, the carrying value of property, plant and equipment and goodwill is compared with the discounted value of the future cash flows. Under US GAAP, SFAS 144 ‘Accounting for the Impairment or Disposal of Long-lived Assets’ requires that the carrying value is compared with the undiscounted future cash flows to determine if an impairment is present, and only if the carrying value is less than the undiscounted cash flows is an impairment loss recognized. The impairment is measured using the discounted value of the future cash flows. Due to this difference, certain of the impairment charges recognized under IFRS, adjusted for the impacts of depreciation, have not been recognized for US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Depreciation, depletion and amortization	4	-	28	-
Impairment and losses on sale of businesses and fixed assets	(226)	(986)	477	(986)
Taxation	83	309	(127)	309
Profit for the period	139	677	(378)	677

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Goodwill	-	325
Property, plant and equipment	504	661
Deferred tax liabilities	177	309
BP shareholders’ equity	327	677

(x)	Sales and other operating revenue

The Group's accounting policy, under US GAAP and IFRS, has been to present oil, natural gas and power forward sales and purchases on a gross basis in the income statement. During 2005, a review was undertaken into the presentation of these commodity derivative transactions and related activity. This led to the conclusion that it was more appropriate to represent transactions in these areas on a net basis rather than gross.

In the fourth quarter of 2005, sales and other operating revenues and purchases for the earlier quarters of 2005 and for the year ended December 31, 2004, as adjusted to accord with US GAAP, were restated.

This restatement, while reducing the reported amounts of sales and other operating revenues and purchases, did not impact the Group’s reported profit or earnings per share, as adjusted to accord with US GAAP, or cash flows.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
Sales and other operating revenue
As reported	-	77,730	-	284,932
As restated	-	57,004	-	211,155
Purchases
As reported	-	59,613	-	217,614
As restated	-	38,887	-	143,837

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(xi)	Equity-accounted investments

The major difference between IFRS and US GAAP in relation to equity-accounted entities is in respect of deferred tax (see (i)).

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Earnings from jointly controlled entities	(46)	200	(255)	147
Profit for the period	(46)	200	(255)	147

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Investments in jointly controlled entities	(43)	212
BP shareholders’ equity	(43)	212

(xii)	Investments

Under IFRS for periods prior to January 1, 2005, certain equity investments are reported as either current or noncurrent investments and carried on the balance sheet at cost subject to review for impairment.

Under US GAAP, these investments are accounted for as available-for-sale securities under SFAS 115 ‘Accounting for Certain Investments in Debt and Equity Securities’. As such they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

The adjustments to accumulated other comprehensive income (BP shareholders’ equity) to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	At December 31, 2005	At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Fixed assets – other investments	-	344
Deferred tax liabilities	-	117
BP shareholders’ equity	-	227

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(xiii)	Consolidation of variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 (Revised) ‘Consolidation of Variable Interest Entities’ (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns.

The Group currently has several ships under construction which are accounted for under IFRS as operating leases. Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group. The maximum exposure to loss as a result of the Group’s involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

The adjustments to BP shareholders’ equity to accord with US GAAP are summarized below.

At December 31, 2005		At December 31, 2004
Increase (decrease) in caption heading	(Unaudited)	(Unaudited)
	($ million)
Property, plant and equipment	807	507
Trade and other receivables	31	-
Finance debt	838	507
BP shareholders’ equity	-	-

(xiv)	Major maintenance expenditure

For the purposes of US GAAP reporting, prior to January 1, 2005, the Group capitalized expenditures on maintenance, refits or repairs where it enhanced or restored the performance of an asset, or replaced an asset or part of an asset that was separately depreciated. This included other elements of expenditure incurred during major plant maintenance shutdowns, such as overhaul costs.

As of January 1, 2005, the Group changed its US GAAP accounting policy to expense all overhaul costs and similar major maintenance expenditure as incurred. The effect of this accounting change for US GAAP reporting is reflected as a cumulative effect of an accounting change for the year ended December 31, 2005 of $794 million (net of tax benefits of $354 million). This adjustment is equal to the net book value of capitalized overhaul costs as of January 1, 2005 as reported under US GAAP. This new accounting policy reflects the policy applied under IFRS for all periods presented. As a result, a GAAP difference exists in periods prior to January 1, 2005 which reflects the capitalisation of cumulative overhaul costs net of the related depreciation charge as calculated under US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	-	(211)	-	(586)
Depreciation, depletion and amortization	-	89	-	296
Taxation	-	28	-	73
Profit for the period	-	94	-	217

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Property, plant and equipment	-	1,148
Deferred tax liabilities	-	354
BP shareholders’ equity	-	794

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(xiv)	Major maintenance expenditure - concluded

The following pro forma data summarize the results of operations assuming the change in accounting for major maintenance expenditure was applied retroactively with effect from January 1, 2004:

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	(a)	2004
	($ million)
Profit for the year applicable to ordinary shares as adjusted to accord with US GAAP
As reported	3,987	3,467	19,955		17,088
Pro forma	3,987	3,605	20,749		16,871

Per ordinary share – cents
Basic – as reported	19.28	16.09	94.46		78.31
Basic – pro forma	19.30	16.72	98.22		77.32

Diluted – as reported	19.02	15.81	93.38		76.88
Diluted – pro forma	19.04	16.42	97.09		75.97

Per American Depositary Share – cents
Basic – as reported	115.68	96.54	566.76		469.86
Basic – pro forma	115.80	100.32	589.32		463.92

Diluted – as reported	114.12	94.86	560.28		461.28
Diluted – pro forma	114.24	98.52	582.54		455.82

(a)	Pro forma data for the year ended December 31, 2005 excludes the cumulative effect of adoption

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(xv)	Share-based payments

The Group adopted Statement of Financial Accounting Standards No. 123 (revised 2004), ‘Share-Based Payment’ (SFAS 123R) as of January 1, 2005 using the modified prospective transition method. Under SFAS 123R, share-based payments to employees are required to be measured based on their grant date fair value (with limited exceptions) and recognized over the related service period . For periods prior to January 1, 2005, the Group accounted for share-based payments under Accounting Principles Board Opinion No. 25 using the intrinsic value method.

Effective January 1, 2005, as part of the adoption of IFRS, the Group adopted International Financial Reporting Standard No. 2 ‘Share-based Payment’ (IFRS 2). IFRS 2 requires the recognition of expense when goods or services are received from employees or others in consideration for equity instruments. In adopting IFRS 2, the Group elected to restate prior years to recognize expense associated with share-based payments that were not fully vested as of January 1, 2003 and the liability of cash-settled share-based payments as of January 1, 2003.

As a result of the transition requirements for SFAS 123R and IFRS 2, certain differences between US GAAP and IFRS have resulted. For periods prior to January 1, 2005, the Group has recognized share-based payments under IFRS using a fair value method which is substantially different than the intrinsic value method used under US GAAP for the same period. From January 1, 2005, the Group has used the same fair value methodology to measure compensation expense under both IFRS and US GAAP. A difference in compensation expense exists however because the Group uses a different valuation model under US GAAP for those previously issued options outstanding and unvested as of December 31, 2004 as required under the transition rules of SFAS 123R.

In addition, deferred taxes on share-based compensation are recognized differently under US GAAP than under IFRS. Under US GAAP, deferred taxes are recorded on cumulative compensation expense recognized during the period in accordance with SFAS 109. Under IFRS, deferred taxes are only recorded on the difference between the tax base of the underlying shares and the carrying value of the employee services as determined at each balance sheet date in accordance with IAS 12.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
Increase (decrease) in caption heading	2005	2004	2005	2004
	($ million)
Production and manufacturing expenses	4	(8)	4	(28)
Distribution and administrative expenses	9	(16)	9	(58)
Taxation	(19)	109	(19)	62
Profit for the period	6	(85)	6	24

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Deferred tax liabilities	334	353
BP shareholders’ equity	(334)	(353)

(xvi)	Discontinued operations

Under IFRS, a component of an entity held for sale as part of a single plan to dispose of a separate major line of business is classified as a discontinued operation in the income statement.

Under US GAAP (EITF Issue No. 03-13 ‘Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations’), a disposed component of an enterprise is classified as a discontinued operation only where the ongoing entity has no significant continuing direct cash flows and does not retain an interest, contract or other arrangement sufficient to enable the entity to exert significant influence over the disposed component’s operating and financial policies after disposal.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(xvi)	Discontinued operations - continued

In connection with the sale of Innovene the Group has a number of commercial arrangements with Innovene for the supply of refining and petrochemical feedstocks, and the purchase and sale of refined products.

Because of continuing direct cash flows that will result from activities with Innovene subsequent to divestment, under US GAAP, the operations of Innovene would not be classified as a discontinued operation and would be included in the Group’s continuing operations. Under IFRS, the operations of Innovene are classified as discontinued operations.

The following summarizes the reclassifications that would be made if the operations of Innovene were shown in continuing operations under IFRS.

	Three months ended December 31, 2005 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification
	($ million)
Consolidated statement of income
Sales and other operating revenues	64,708	2,064	66,772

Profit before interest and taxation from continuing operations	5,580	340	5,920
Finance costs	172	-	172
Other finance expense	43	(1)	42
Profit before taxation from continuing operations	5,365	341	5,706
Taxation	2,029	(101)	1,928
Profit from continuing operations	3,336	442	3,778
Profit from Innovene operations	442	(442)	-
Profit for the period	3,778	-	3,778

	Three months ended December 31, 2004 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification

Consolidated statement of income
Sales and other operating revenues	53,343	3,661	57,004

Profit before interest and taxation from continuing operations	5,932	(1,003)	4,929
Finance costs	143	-	143
Other finance expense	121	5	126
Profit before taxation from continuing operations	5,668	(1,008)	4,660
Taxation	1,818	(227)	1,591
Profit from continuing operations	3,850	(781)	3,069
Loss from Innovene operations	(781)	781	-
Profit for the period	3,069	-	3,069

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

(xvi)	Discontinued operations - concluded

	Year ended December 31, 2005 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification
	($ million)
Consolidated statement of income
Sales and other operating revenues	249,465	12,376	261,841

Profit before interest and taxation from continuing operations	32,682	141	32,823
Finance costs	616	-	616
Other finance expense	145	(3)	142
Profit before taxation from continuing operations	31,921	144	32,065
Taxation	9,473	(40)	9,433
Profit from continuing operations	22,448	184	22,632
Profit from Innovene operations	184	(184)	-
Profit for the year	22,632	-	22,632

	Year ended December 31, 2004 (Unaudited)
Increase (decrease) in caption heading	As Reported	Reclassification
	($ million)
Consolidated statement of income
Sales and other operating revenues	199,876	11,279	211,155

Profit before interest and taxation from continuing operations	25,746	(714)	25,032
Finance costs	440	-	440
Other finance expense	340	17	357
Profit before taxation from continuing operations	24,966	(731)	24,235
Taxation	7,082	(109)	6,973
Profit from continuing operations	17,884	(622)	17,262
Loss from Innovene operations	(622)	622	-
Profit for the year	17,262	-	17,262

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders' equity which would be required if US GAAP had been applied instead of IFRS.

Profit for the period	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
Profit as reported in the consolidated statement of income	3,685	3,010	22,341	17,075

Adjustments:
Deferred taxation/business combinations (i)	(157)	(335)	(496)	(517)
Provisions (ii)	97	22	9	(80)
Oil and natural gas reserve differences (iii)	56	30	11	30
Goodwill and intangible assets (iv)	-	(61)	-	(61)
Derivative financial instruments (v)	(20)	216	87	(337)
Inventory valuation (vi)	237	(274)	(232)	162
Gain arising on asset exchange (vii)	(3)	(94)	(12)	(107)
Pensions and other postretirement benefits (viii)	(117)	173	(486)	(47)
Impairments (ix)	139	677	(378)	677
Equity-accounted investments (xi)	(46)	200	(255)	147
Major maintenance expenditure (xiv)	-	94	-	217
Share-based payments (xv)	6	(85)	6	24
Other	111	(105)	156	(93)

Profit for the year before cumulative effect of accounting change as adjusted to accord with US GAAP	3,988	3,468	20,751	17,090
Cumulative effect of accounting change
Major maintenance expenditure	-	-	(794)	-
Profit for the year as adjusted to accord with US GAAP	3,988	3,468	19,957	17,090
Dividend requirements on preference shares	1	1	2	2
Profit for the year applicable to ordinary shares as adjusted to accord with US GAAP	3,987	3,467	19,955	17,088

Per ordinary share – cents
Basic – before cumulative effect of accounting change	19.30	16.09	98.22	78.31
Cumulative effect of accounting change	(0.02)	-	(3.76)	-
	19.28	16.09	94.46	78.31

Diluted – before cumulative effect of accounting change	19.04	15.81	97.09	76.88
Cumulative effect of accounting change	(0.02)	-	(3.71)	-
	19.02	15.81	93.38	76.88
Per American depositary share – cents (a)
Basic – before cumulative effect of accounting change	115.80	96.54	589.32	469.86
Cumulative effect of accounting change	(0.12)	-	(22.56)	-
	115.68	96.54	566.76	469.86

Diluted – before cumulative effect of accounting change	114.24	94.86	582.54	461.28
Cumulative effect of accounting change	(0.12)	-	(22.26)	-
	114.12	94.86	560.28	461.28

_______________

(a)	One American Depositary Share is equivalent to six ordinary shares.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - continued

BP shareholders’ equity	December 31, 2005 (Unaudited)	December 31, 2004 (Unaudited)
	($ million)
BP shareholders’ equity as reported in the consolidated balance sheet	79,976	76,892

Adjustments:
Deferred taxation/business combinations (i)	2,025	2,563
Provisions (ii)	(112)	(77)
Oil and natural gas reserve differences (iii)	41	30
Goodwill and intangible assets (iv)	171	224
Derivative financial instruments (v)	225	(315)
Inventory valuation (vi)	(167)	65
Gain arising on asset exchange (vii)	239	251
Pensions and other postretirement benefits (viii)	3,146	4,089
Impairments (ix)	327	677
Equity-accounted investments (xi)	(43)	212
Investments (xii)	-	227
Major maintenance expenditure (xiv)	-	794
Share-based payments (xv)	(334)	(353)
Other	(32)	(187)

BP shareholders’ equity as adjusted to accord with US GAAP	85,462	85,092

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
Profit for the period as adjusted to accord with US GAAP	3,988	3,468	19,957	17,090
Currency translation differences	(328)	2,295	(2,480)	2,143
Investments
Unrealized gains	164	61	291	141
Unrealized losses	-	42	(42)	-
Less: reclassification adjustment for gains included in net income	1	-	(59)	(1,165)
Currency translation differences	(32)	-	(32)	-
Unrealized gains (losses) on cash flow hedges	17	-	(131)	-
Minimum pension liability adjustment	249	(838)	249	(838)
Comprehensive income	4,059	5,028	17,753	17,371

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 17 - US generally accepted accounting principles - concluded

Comprehensive income - concluded

At December 31, 2005		At December 31, 2004
(Unaudited)		(Unaudited)
	($ million)
Currency translation differences	1,881	4,361
Net unrealized gains on investments	385	227
Unrealized losses on cash flow hedges	(131)	-
Minimum pension liability adjustment	(866)	(1,115)
Accumulated other comprehensive income	1,269	3,473

Note 18 - TNK-BP operational and financial information

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
Production (Net of Royalties) (BP share)
Crude oil (mb/d)	936	884	911	830
Natural gas (mmcf/d)	530	515	482	463
Total hydrocarbons (mboe/d) (a)	1,027	972	994	910

Income statement (BP share)	($ million)
Profit before interest and tax	1,029	659	3,817	2,421
Interest expense*	(30)	(22)	(128)	(101)
Taxation	(234)	(184)	(976)	(675)
Minority interest	(31)	(17)	(104)	(43)
Net income	734	436	2,609	1,602
* Excludes unwinding of discount on deferred consideration	9	17	57	91

_______________

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 19 - Equity-accounted entities

The Group’s profit for the period includes the following in respect of equity-accounted entities.

	Profit before interest and tax	Interest	Tax	Minority interest	Profit for the period
	(Unaudited)
	($ million)
Three months ended December 31, 2005
Exploration and Production	1,292	(56)	(313)	(30)	893
Refining and Marketing	79	(8)	(27)	-	44
Gas, Power and Renewables	22	(1)	(1)	-	20
Other businesses and corporate	21	(10)	-	-	11
Continuing operations	1,414	(75)	(341)	(30)	968
Innovene operations	(17)	-	-	-	(17)
	1,397	(75)	(341)	(30)	951
Three months ended December 31, 2004
Exploration and Production	889	(48)	(376)	(17)	448
Refining and Marketing	78	(3)	(25)	-	50
Gas, Power and Renewables	7	(2)	(1)	-	4
Other businesses and corporate	(17)	(1)	4	-	(14)
Continuing operations	957	(54)	(398)	(17)	488
Innovene operations	-	-	-	-	-
	957	(54)	(398)	(17)	488
Year ended December 31, 2005
Exploration and Production	4,819	(227)	(1,250)	(104)	3,238
Refining and Marketing	343	(24)	(81)	-	238
Gas, Power and Renewables	34	(7)	(8)	-	19
Other businesses and corporate	79	(31)	-	-	48
Continuing operations	5,275	(289)	(1,339)	(104)	3,543
Innovene operations	(14)	-	-	-	(14)
	5,261	(289)	(1,339)	(104)	3,529
Year ended December 31, 2004
Exploration and Production	3,246	(189)	(1,029)	(43)	1,985
Refining and Marketing	357	(15)	(83)	-	259
Gas, Power and Renewables	15	(7)	(2)	-	6
Other businesses and corporate	30	(4)	4	-	30
Continuing operations	3,648	(215)	(1,110)	(43)	2,280
Innovene operations	(9)	(3)	-	-	(12)
	3,639	(218)	(1,110)	(43)	2,268

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group's share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2005
Sales and other operating revenues	1,335	-	64,708	(1,335)	64,708
Earnings from jointly controlled entities - after interest and tax	-	-	835	-	835
Earnings from associates - after interest and tax	-	-	133	-	133
Equity–accounted income of subsidiaries - after interest and tax	83	4,014	-	(4,097)	-
Interest and other revenues	255	283	200	(509)	229
Total revenues	1,673	4,297	65,876	(5,941)	65,905
Gains on sale of businesses and fixed assets	1	-	209	-	210
Total revenues and other income	1,674	4,297	66,085	(5,941)	66,115
Purchases	174	-	46,702	(1,335)	45,541
Production and manufacturing expenses	141	-	5,977	-	6,118
Production and similar taxes	93	-	737	-	830
Depreciation, depletion and amortization	103	-	2,248	-	2,351
Impairment and losses on sale of businesses and fixed assets	-	-	124	-	124
Exploration expense	-	-	208	-	208
Distribution and administration expenses	19	456	3,615	(77)	4,013
Fair value (gain) loss on embedded derivatives	-	-	1,350	-	1,350
Profit before interest and taxation from continuing operations	1,144	3,841	5,124	(4,529)	5,580
Finance costs	169	226	209	(432)	172
Other finance expense (income)	4	(106)	145	-	43
Profit before taxation from continuing operations	971	3,721	4,770	(4,097)	5,365
Taxation	298	36	1,695	-	2,029
Profit from continuing operations	673	3,685	3,075	(4,097)	3,336
Profit (loss) from Innovene operations	-	-	442	-	442
Profit for the period	673	3,685	3,517	(4,097)	3,778
Attributable to:
BP shareholders	673	3,685	3,424	(4,097)	3,685
Minority interest	-	-	93	-	93
	673	3,685	3,517	(4,097)	3,778

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2005
Profit as reported	673	3,685	3,424	(4,097)	3,685
Adjustments:
Deferred taxation/business combinations	(17)	(157)	(140)	157	(157)
Provisions	-	97	97	(97)	97
Oil and natural gas reserve differences	-	56	56	(56)	56
Derivative financial instruments	-	(20)	(20)	20	(20)
Inventory valuation	(13)	237	237	(224)	237
Gain arising on asset exchange	(3)	(3)	-	3	(3)
Pensions and other postretirement benefits	-	(117)	(412)	412	(117)
Impairments	-	139	139	(139)	139
Equity-accounted investments	-	(46)	(46)	46	(46)
Share-based payments	-	6	6	(6)	6
Other	-	111	111	(111)	111
Profit for the period as adjusted to accord with US GAAP	640	3,988	3,452	(4,092)	3,988

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2004
Sales and other operating revenues	1,086	-	53,343	(1,086)	53,343
Earnings from jointly controlled entities - after interest and tax	-	-	358	-	358
Earnings from associates - after interest and tax	-	-	130	-	130
Equity–accounted income of subsidiaries - after interest and tax	(12)	3,632	-	(3,620)	-
Interest and other revenues	40	475	12	(297)	230
Total revenues	1,114	4,107	53,843	(5,003)	54,061
Gains on sale of businesses and fixed assets	-	-	273	-	273
Total revenues and other income	1,114	4,107	54,116	(5,003)	54,334
Purchases	132	-	37,164	(1,086)	36,210
Production and manufacturing expenses	117	-	4,303	-	4,420
Production and similar taxes	78	-	569	-	647
Depreciation, depletion and amortization	126	-	2,304	-	2,430
Impairment and losses on sale of businesses and fixed assets	-	-	796	-	796
Exploration expense	3	-	255	-	258
Distribution and administration expenses	1	1,122	2,626	(108)	3,641
Profit before interest and taxation from continuing operations	657	2,985	6,099	(3,809)	5,932
Finance costs	-	162	170	(189)	143
Other finance expense (income)	6	(91)	206	-	121
Profit before taxation from continuing operations	651	2,914	5,723	(3,620)	5,668
Taxation	251	(96)	1,663	-	1,818
Profit from continuing operations	400	3,010	4,060	(3,620)	3,850
Profit (loss) from Innovene operations	-	-	(781)	-	(781)
Profit for the period	400	3,010	3,279	(3,620)	3,069
Attributable to:
BP shareholders	400	3,010	3,220	(3,620)	3,010
Minority interest	-	-	59	-	59
	400	3,010	3,279	(3,620)	3,069

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other Subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2004
Profit as reported	400	3,010	3,220	(3,620)	3,010
Adjustments:
Deferred taxation/business combinations	6	(335)	(341)	335	(335)
Provisions	2	22	23	(25)	22
Oil and natural gas reserve differences	-	30	30	(30)	30
Goodwill	-	(61)	(61)	61	(61)
Derivative financial instruments	-	216	216	(216)	216
Inventory valuation	47	(274)	(274)	227	(274)
Gain arising on asset exchange	(4)	(94)	(90)	94	(94)
Pensions and other postretirement benefits	-	173	107	(107)	173
Impairments	-	677	677	(677)	677
Equity accounted investments	-	200	200	(200)	200
Major maintenance expenditure	-	94	94	(94)	94
Share-based payments	-	(85)	(85)	85	(85)
Other	-	(105)	(105)	105	(105)
Profit for the period as adjusted to accord with US GAAP	451	3,468	3,611	(4,062)	3,468

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other Subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2005
Sales and other operating revenues	5,052	-	249,465	(5,052)	249,465
Earnings from jointly controlled entities - after interest and tax	-	-	3,083	-	3,083
Earnings from associates - after interest and tax	-	-	460	-	460
Equity–accounted income of subsidiaries - after interest and tax	576	22,570	-	(23,146)	-
Interest and other revenues	454	556	749	(1,146)	613
Total revenues	6,082	23,126	253,757	(29,344)	253,621
Gains on sale of businesses and fixed assets	1	-	1,537	-	1,538
Total revenues and other income	6,083	23,126	255,294	(29,344)	255,159
Purchases	729	-	177,022	(5,052)	172,699
Production and manufacturing expenses	536	-	20,556	-	21,092
Production and similar taxes	352	-	2,658	-	3,010
Depreciation, depletion and amortization	445	-	8,326	-	8,771
Impairment and losses on sale of businesses and fixed assets	-	-	468	-	468
Exploration expense	1	-	683	-	684
Distribution and administration expenses	19	629	13,163	(105)	13,706
Fair value (gain) loss on embedded derivatives	-	-	2,047	-	2,047
Profit before interest and taxation from continuing operations	4,001	22,497	30,371	(24,187)	32,682
Finance costs	169	590	898	(1,041)	616
Other finance expense (income)	14	(443)	574	-	145
Profit before taxation from continuing operations	3,818	22,350	28,899	(23,146)	31,921
Taxation	1,138	9	8,326	-	9,473
Profit from continuing operations	2,680	22,341	20,573	(23,146)	22,448
Profit (loss) from Innovene operations	-	-	184	-	184
Profit for the period	2,680	22,341	20,757	(23,146)	22,632
Attributable to:
BP shareholders	2,680	22,341	20,466	(23,146)	22,341
Minority interest	-	-	291	-	291
	2,680	22,341	20,757	(23,146)	22,632

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other Subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2005
Profit as reported	2,680	22,341	20,466	(23,146)	22,341
Adjustments:
Deferred taxation/business combinations	(41)	(496)	(455)	496	(496)
Provisions	5	9	4	(9)	9
Oil and natural gas reserve differences	-	11	11	(11)	11
Derivative financial instruments	-	87	87	(87)	87
Inventory valuation	(13)	(232)	(232)	245	(232)
Gain arising on asset exchange	(12)	(12)	-	12	(12)
Pensions and other postretirement benefits	-	(486)	(650)	650	(486)
Impairments	-	(378)	(378)	378	(378)
Equity-accounted investments	-	(255)	(255)	255	(255)
Share-based payments	-	6	6	(6)	6
Other	-	156	156	(156)	156
Profit for the period before cumulative effect of accounting change as adjusted to accord with US GAAP	2,619	20,751	18,760	(21,379)	20,751
Cumulative effect of accounting change
Major maintenance expenditure	-	(794)	(794)	794	(794)
Profit for the period as adjusted to accord with US GAAP	2,619	19,957	17,966	(20,585)	19,957

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other Subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2004
Sales and other operating revenues	3,811	-	199,876	(3,811)	199,876
Earnings from jointly controlled entities - after interest and tax	-	-	1,818	-	1,818
Earnings from associates - after interest and tax	-	-	462	-	462
Equity–accounted income of subsidiaries - after interest and tax	256	16,951	-	(17,207)	-
Interest and other revenues	53	1,466	496	(1,400)	615
Total revenues	4,120	18,417	202,652	(22,418)	202,771
Gains on sale of businesses and fixed assets	-	-	1,685	-	1,685
Total revenues and other income	4,120	18,417	204,337	(22,418)	204,456
Purchases	506	-	139,212	(3,811)	135,907
Production and manufacturing expenses	421	-	16,909	-	17,330
Production and similar taxes	267	-	1,882	-	2,149
Depreciation, depletion and amortization	483	-	8,046	-	8,529
Impairment and losses on sale of businesses and fixed assets	-	-	1,390	-	1,390
Exploration expense	4	-	633	-	637
Distribution and administration expenses	3	1,472	11,452	(159)	12,768
Profit before interest and taxation from continuing operations	2,436	16,945	24,813	(18,448)	25,746
Finance costs	19	274	1,388	(1,241)	440
Other finance expense (income)	15	(358)	683	-	340
Profit before taxation from continuing operations	2,402	17,029	22,742	(17,207)	24,966
Taxation	552	(46)	6,576	-	7,082
Profit from continuing operations	1,850	17,075	16,166	(17,207)	17,884
Profit (loss) from Innovene operations	-	-	(622)	-	(622)
Profit for the period	1,850	17,075	15,544	(17,207)	17,262
Attributable to:
BP shareholders	1,850	17,075	15,357	(17,207)	17,075
Minority interest	-	-	187	-	187
	1,850	17,075	15,544	(17,207)	17,262

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
Income statement (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2004
Profit as reported	1,850	17,075	15,357	(17,207)	17,075
Adjustments:
Deferred taxation/business combinations	(10)	(517)	(507)	517	(517)
Provisions	(1)	(80)	(78)	79	(80)
Oil and natural gas reserve differences	-	30	30	(30)	30
Goodwill	-	(61)	(61)	61	(61)
Derivative financial instruments	-	(337)	(337)	337	(337)
Inventory valuation	-	162	162	(162)	162
Gain arising on asset exchange	(19)	(107)	(88)	107	(107)
Pensions and other postretirement benefits	-	(47)	(98)	98	(47)
Impairments	-	677	677	(677)	677
Equity accounted investments	-	147	147	(147)	147
Major maintenance expenditure	-	217	217	(217)	217
Share-based payments	-	24	24	(24)	24
Other	-	(93)	(93)	93	(93)
Profit for the period as adjusted to accord with US GAAP	1,820	17,090	15,352	(17,172)	17,090

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2005
Noncurrent assets
Property, plant and equipment	5,852	-	80,095	-	85,947
Goodwill	-	-	10,371	-	10,371
Intangible assets	418	-	4,354	-	4,772
Investments in jointly controlled entities	-	-	13,556	-	13,556
Investments in associates	-	2	6,215	-	6,217
Other investments	-	-	967	-	967
Subsidiaries – equity-accounted basis	2,016	107,521	-	(109,537)	-
Fixed assets	8,286	107,523	115,558	(109,537)	121,830
Loans	1,800	1,434	(119)	(2,294)	821
Other receivables	-	-	770	-	770
Derivative financial instruments	-	-	3,652	-	3,652
Prepayments and accrued income	-	-	1,269	-	1,269
Defined benefit pension plan surplus	-	3,226	56	-	3,282
	10,086	112,183	121,186	(111,831)	131,624
Current assets
Loans	-	-	132	-	132
Inventories	128	-	19,632	-	19,760
Trade and other receivables	13,780	1,211	50,313	(24,402)	40,902
Derivative financial instruments	-	-	9,726	-	9,726
Prepayments and accrued income	9	-	1,589	-	1,598
Current tax receivable	-	-	212	-	212
Cash and cash equivalents	(7)	3	2,964	-	2,960
	13,910	1,214	84,568	(24,402)	75,290
Total assets	23,996	113,397	205,754	(136,233)	206,914
Current liabilities
Trade and other payables	4,512	6,719	55,307	(24,402)	42,136
Derivative financial instruments	-	-	9,083	-	9,083
Accruals and deferred income	-	-	5,970	-	5,970
Finance debt	55	-	8,877	-	8,932
Current tax payable	1,537	-	2,737	-	4,274
Provisions	-	-	1,102	-	1,102
	6,104	6,719	83,076	(24,402)	71,497
Noncurrent liabilities
Other payables	495	-	3,734	(2,294)	1,935
Derivative financial instruments	-	-	3,696	-	3,696
Accruals and deferred income	-	27	3,137	-	3,164
Finance debt	-	-	10,230	-	10,230
Deferred tax liabilities	1,816	532	14,095	-	16,443
Provisions	536	-	9,418	-	9,954
Defined benefit pension plan and other postretirement benefit plan deficits	82	-	9,148	-	9,230
	2,929	559	53,458	(2,294)	54,652
Total liabilities	9,033	7,278	136,534	(26,696)	126,149
Net assets	14,963	106,119	69,220	(109,537)	80,765
Equity
BP shareholders’ equity	14,963	106,119	68,431	(109,537)	79,976
Minority interest	-	-	789	-	789
	14,963	106,119	69,220	(109,537)	80,765

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2005
Capital and reserves
Capital shares	3,353	5,185	-	(3,353)	5,185
Paid-in surplus	3,145	8,120	-	(3,145)	8,120
Merger reserve	-	26,493	697	-	27,190
Other reserves	-	16	-	-	16
Shares held by ESOP trusts	-	(140)	-	-	(140)
Available-for-sale investments	-	-	385	-	385
Cash flow hedges	-	-	(234)	-	(234)
Foreign currency translation reserve	-	-	2,943	-	2,943
Treasury shares	-	(10,598)	-	-	(10,598)
Retained earnings	8,465	77,043	64,640	(103,039)	47,109
	14,963	106,119	68,431	(109,537)	79,976

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
BP shareholders’ equity as reported	14,963	106,119	68,431	(109,537)	79,976
Adjustments:
Deferred taxation/business combinations	215	2,025	1,810	(2,025)	2,025
Provisions	31	(112)	(141)	110	(112)
Oil and natural gas reserve differences	-	41	41	(41)	41
Goodwill and intangible assets	-	171	171	(171)	171
Derivative financial instruments	-	225	225	(225)	225
Inventory valuation	(76)	(167)	(167)	243	(167)
Gain arising on asset exchange	239	239	-	(239)	239
Pensions and other postretirement benefits	82	3,146	1,893	(1,975)	3,146
Impairments	-	327	327	(327)	327
Equity-accounted investments	-	(43)	(43)	43	(43)
Share-based payments	-	(334)	(334)	334	(334)
Other	-	(32)	(32)	32	(32)
BP shareholders’ equity as adjusted to accord with US GAAP	15,454	111,605	72,181	(113,778)	85,462

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2004
Noncurrent assets
Property, plant and equipment	5,939	-	87,153	-	93,092
Goodwill	-	-	10,857	-	10,857
Intangible assets	418	-	3,787	-	4,205
Investments in jointly controlled entities	-	-	14,556	-	14,556
Investments in associates	-	2	5,484	-	5,486
Other investments	-	-	394	-	394
Subsidiaries – equity-accounted basis	3,069	106,706	-	(109,775)	-
Fixed assets	9,426	106,708	122,231	(109,775)	128,590
Loans	5,244	1,451	5,032	(10,916)	811
Other receivables	-	-	429	-	429
Derivative financial instruments	-	-	898	-	898
Prepayments and accrued income	-	-	354	-	354
Defined benefit pension plan surplus	-	2,093	12	-	2,105
	14,670	110,252	128,956	(120,691)	133,187
Current assets
Loans	-	-	193	-	193
Inventories	107	-	15,538	-	15,645
Trade and other receivables	7,644	791	44,283	(15,619)	37,099
Derivative financial instruments	-	-	5,317	-	5,317
Prepayments and accrued income	-	-	1,671	-	1,671
Current tax receivable	-	-	159	-	159
Cash and cash equivalents	(1)	4	1,356	-	1,359
	7,750	795	68,517	(15,619)	61,443
Total assets	22,420	111,047	197,473	(136,310)	194,630
Current liabilities
Trade and other payables	1,616	7,687	44,856	(15,619)	38,540
Derivative financial instruments	-	-	5,074	-	5,074
Accruals and deferred income	-	-	4,482	-	4,482
Finance debt	74	-	10,110	-	10,184
Current tax payable	2	-	4,129	-	4,131
Provisions	-	-	715	-	715
	1,692	7,687	69,366	(15,619)	63,126
Noncurrent liabilities
Other payables	4,263	-	10,234	(10,916)	3,581
Derivative financial instruments	-	-	158	-	158
Accruals and deferred income	-	59	640	-	699
Finance debt	-	-	12,907	-	12,907
Deferred tax liabilities	1,814	266	14,621	-	16,701
Provisions	549	-	8,335	-	8,884
Defined benefit pension plan and other postretirement benefit plan deficits	81	-	10,258	-	10,339
	6,707	325	57,153	(10,916)	53,269
Total liabilities	8,399	8,012	126,519	(26,535)	116,395
Net assets	14,021	103,035	70,954	(109,775)	78,235
Equity
BP shareholders’ equity	14,021	103,035	69,611	(109,775)	76,892
Minority interest	-	-	1,343	-	1,343
	14,021	103,035	70,954	(109,775)	78,235

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Balance sheet (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2004
Capital and reserves
Capital shares	3,353	5,403	-	(3,353)	5,403
Paid-in surplus	3,145	6,366	-	(3,145)	6,366
Merger reserve	-	26,465	697	-	27,162
Other reserves	-	44	-	-	44
Shares held by ESOP trusts	-	(82)	-	-	(82)
Foreign currency translation reserve	-	-	5,616	-	5,616
Retained earnings	7,523	64,839	63,296	(103,275)	32,383
	14,021	103,035	69,609	(109,773)	76,892

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
BP shareholders’ equity as reported	14,021	103,035	69,609	(109,773)	76,892
Adjustments:
Deferred taxation/business combinations	255	2,563	2,308	(2,563)	2,563
Provisions	26	(77)	(102)	76	(77)
Oil and natural gas reserve differences	-	30	30	(30)	30
Goodwill and intangible assets	-	224	224	(224)	224
Derivative financial instruments	-	(315)	(315)	315	(315)
Inventory valuation	(63)	65	65	(2)	65
Gain arising on asset exchange	251	251	-	(251)	251
Pensions and other postretirement benefits	82	4,089	2,511	(2,593)	4,089
Impairments	-	677	677	(677)	677
Equity-accounted investments	-	212	212	(212)	212
Investments	-	227	227	(227)	227
Major maintenance expenditure	-	794	794	(794)	794
Share-based payments	-	(353)	(353)	353	(353)
Other	-	(187)	(187)	187	(187)
BP shareholders’ equity as adjusted to accord with US GAAP	14,572	111,235	75,700	(116,415)	85,092

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Cash flow statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2005
Net cash provided by operating activities of continuing operations	959	5,559	2,980	(6,082)	3,416
Net cash provided by (used in) operating activities of Innovene operations	-	-	823	-	823
Net cash provided by operating activities	959	5,559	3,803	(6,082)	4,239
Net cash provided by (used in) investing activities	(92)	(1,259)	6,778	-	5,427
Net cash used in financing activities	(878)	(4,295)	(9,792)	6,082	(8,883)
Currency translation differences relating to cash and cash equivalents	-	-	(5)	-	(5)
(Decrease) increase in cash and cash equivalents	(11)	5	784	-	778
Cash and cash equivalents at beginning of period	4	(2)	2,180	-	2,182
Cash and cash equivalents at end of period	(7)	3	2,964	-	2,960

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Cash flow statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended December 31, 2004
Net cash provided by operating activities of continuing operations	799	34,995	(26,884)	(2,968)	5,942
Net cash provided by (used in) operating activities of Innovene operations	-	-	(785)	-	(785)
Net cash provided by operating activities	799	34,995	(27,669)	(2,968)	5,157
Net cash used in investing activities	(88)	(31,517)	27,173	(208)	(4,640)
Net cash used in financing activities	(708)	(3,477)	32	3,176	(977)
Currency translation differences relating to cash and cash equivalents	-	-	78	-	78
(Decrease) increase in cash and cash equivalents	3	1	(386)	-	(382)
Cash and cash equivalents at beginning of period	(4)	3	1,742	-	1,741
Cash and cash equivalents at end of period	(1)	4	1,356	-	1,359

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - continued

	Issuer	Guarantor
Cash flow statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2005
Net cash provided by operating activities of continuing operations	3,558	19,835	23,592	(21,234)	25,751
Net cash provided by (used in) operating activities of Innovene operations	-	-	970	-	970
Net cash provided by operating activities	3,558	19,835	24,562	(21,234)	26,721
Net cash used in investing activities	(346)	(2,410)	1,027	-	(1,729)
Net cash used in financing activities	(3,218)	(17,426)	(23,893)	21,234	(23,303)
Currency translation differences relating to cash and cash equivalents	-	-	(88)	-	(88)
(Decrease) increase in cash and cash equivalents	(6)	(1)	1,608	-	1,601
Cash and cash equivalents at beginning of period	(1)	4	1,356	-	1,359
Cash and cash equivalents at end of period	(7)	3	2,964	-	2,960

BP p.l.c. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

Note 20 - Condensed consolidating information - concluded

	Issuer	Guarantor
Cash flow statement (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Year ended December 31, 2004
Net cash provided by operating activities of continuing operations	2,467	44,767	(4,621)	(18,566)	24,047
Net cash provided by (used in) operating activities of Innovene operations	-	-	(669)	-	(669)
Net cash provided by operating activities	2,467	44,767	(5,290)	(18,566)	23,378
Net cash used in investing activities	(364)	(31,517)	20,758	(208)	(11,331)
Net cash used in financing activities	(2,099)	(13,249)	(16,261)	18,774	(12,835)
Currency translation differences relating to cash and cash equivalents	-	-	91	-	91
(Decrease) increase in cash and cash equivalents	4	1	(702)	-	(697)
Cash and cash equivalents at beginning of period	(5)	3	2,058	-	2,056
Cash and cash equivalents at end of period	(1)	4	1,356	-	1,359

BP p.l.c. AND SUBSIDIARIES

US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

This report on Form 6-K amends and supersedes the summary of the adjustments to profit for the three month periods ended March 31, 2005 and 2004; for the three months and six months ended June 30, 2005 and 2004; and for the three months and nine months ended September 30, 2005 and 2004 and to BP shareholders equity at March 31, 2005, at June 30, 2005, at September 30, 2005 and at December 31, 2004 which would be required if US GAAP had been applied instead of IFRS.

Major maintenance expenditure

For purposes of US GAAP reporting, prior to January 1, 2005, the Group capitalized expenditures on maintenance, refits or repairs where it enhanced or restored the performance of an asset, or replaced an asset or part of an asset that was separately depreciated. This included other elements of expenditure incurred during major plant maintenance shutdowns, such as overhaul costs.

As of January 1, 2005, the Group changed its US GAAP accounting policy to expense all overhaul costs and similar major maintenance expenditure as incurred. The effect of this accounting change for US GAAP reporting is reflected as a cumulative effect of an accounting change for the year ended December 31, 2005. This adjustment is equal to the net book value of capitalised overhaul costs as of January 1, 2005 as reported under US GAAP. The effect of this restatement is to (i) reduce profit, as adjusted to accord with US GAAP, for the three months ended March 31, 2005; six months ended June 30, 2005; and nine months ended September 30, 2005 previously reported by $794 million and (ii) increase profits, as adjusted to accord with US GAAP, previously reported for the three months ended March 31, 2004 by $32 million; for the three months ended June 30, 2004 by $56 million; for the six months ended June 30, 2004 by $88 million; for the three months ended September 30, 2004 by $35 million and for the nine months ended September 30, 2004 by $123 million.

Share-based payments

The Group adopted Statement of Financial Accounting Standards No. 123 (revised 2004), ‘Share-Based Payment’ (SFAS 123R) as of January 1, 2005 using the modified prospective transition method. Under SFAS 123R, share-based payments to employees are required to be measured based on their grant date fair value (with limited exceptions) and recognised over the related service period . For periods prior to January 1, 2005, the Group accounted for share-based payments under Accounting Principles Board Opinion No. 25 using the intrinsic value method.

Upon adoption of SFAS 123R, the Group utilized a different valuation model than was utilized for purposes of the previous SFAS 123 pro-forma disclosure. As a result, the previously reported compensation charges and related deferred tax have been restated using the appropriate valuation model as required under the transition rules of SFAS 123R. This adjustment (i) has no impact on profit, as adjusted to accord with US GAAP, for the three months ended March 31, 2005; six months ended June 30, 2005; and nine months ended September 30, 2005 and (ii) increases profit, as adjusted to accord with US GAAP, previously reported for the three months ended March 31, 2004 by $16 million; increases profit, as adjusted to accord with US GAAP, previously reported for the three months ended June 30, 2004 by $19 million; increases profit, as adjusted to accord with US GAAP, previously reported for the six months ended June 30, 2004 by $35 million; increases profit, as adjusted to accord with US GAAP, previously reported for the three months ended September 30, 2004 by $74 million and increases profit, as adjusted to accord with US GAAP, previously reported for the nine months ended September 30, 2004 by $109 million.

BP p.l.c. AND SUBSIDIARIES

US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders' equity which would be required if US GAAP had been applied instead of IFRS.

Profit for the period	Three months ended March 31 (Unaudited)
	2005	2004
	($ million)
Profit as reported in the consolidated statement of income	6,602	4,912

Adjustments:
Deferred taxation/business combinations (i)	(84)	140
Provisions (ii)	(10)	(13)
Oil and natural gas reserve differences (iii)	5	-
Derivative financial instruments (v)	98	180
Inventory valuation (vi)	(309)	22
Gain arising on asset exchange (vii)	(3)	(3)
Pensions and other postretirement benefits (viii)	(119)	(97)
Impairments (ix)	11	-
Equity-accounted investments (xi)	(111)	(7)
Major maintenance expenditure (xiv)	-	32
Share-based payments (xv)	-	16
Other	42	(82)

Profit for the period before cumulative effect of accounting change as adjusted to accord with US GAAP	6,122	5,100
Cumulative effect of accounting change
Major maintenance expenditure	(794)	-
Profit for the period as adjusted to accord with US GAAP	5,328	5,100
Dividend requirements on preference shares	-	-
Profit for the period applicable to ordinary shares as adjusted to accord with US GAAP	5,328	5,100

Per ordinary share – cents
Basic – before cumulative effect of accounting change	28.55	23.09
Cumulative effect of accounting change	(3.70)	-
	24.85	23.09

Diluted – before cumulative effect of accounting change	28.16	22.60
Cumulative effect of accounting change	(3.64)	-
	24.52	22.60
Per American Depositary Share – cents (a)
Basic – before cumulative effect of accounting change	171.30	138.54
Cumulative effect of accounting change	(22.20)	-
	149.10	138.54

Diluted – before cumulative effect of accounting change	168.96	135.60
Cumulative effect of accounting change	(21.84)	-
	147.12	135.60

_______________

(a)	One American Depositary Share is equivalent to six ordinary shares.

BP p.l.c. AND SUBSIDIARIES

US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

BP shareholders’ equity	March 31, 2005 (Unaudited)	December 31, 2004 (Unaudited)
	($ million)
BP shareholders’ equity as reported in the consolidated balance sheet	78,805	76,892

Adjustments:
Deferred taxation/business combinations (i)	2,479	2,563
Provisions (ii)	(72)	(77)
Oil and natural gas reserve differences (iii)	35	30
Goodwill and intangible assets (iv)	214	224
Derivative financial instruments (v)	235	(315)
Inventory valuation (vi)	(244)	65
Gain arising on asset exchange (vii)	248	251
Pensions and other postretirement benefits (viii)	4,087	4,089
Impairments (ix)	688	677
Equity-accounted investments (xi)	101	212
Investments (xii)	-	227
Major maintenance expenditure (xiv)	-	794
Share-based payments (xv)	(353)	(353)
Other	(42)	(187)

BP shareholders’ equity as adjusted to accord with US GAAP	86,181	85,092

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended March 31 (Unaudited)
	2005	2004
	($ million)
Profit for the period as adjusted to accord with US GAAP	5,328	5,100
Currency translation differences	(696)	238
Investments
Unrealized gains	9	59
Unrealized losses	(7)	-
Less: reclassification adjustment for gains included in net income	(43)	(1,165)
Unrealized losses on cash flow hedges	(60)	-
Comprehensive income	4,531	4,232

BP p.l.c. AND SUBSIDIARIES

US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders' equity which would be required if US GAAP had been applied instead of IFRS.

Profit for the period	Three months ended June 30 (Unaudited)		Six months ended June 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Profit as reported in the consolidated statement of income	5,591	4,335	12,193	9,247

Adjustments:
Deferred taxation/business combinations (i)	(67)	(145)	(151)	(5)
Provisions (ii)	107	33	97	20
Oil and natural gas reserve differences (iii)	6	-	11	-
Derivative financial instruments (v)	5	(420)	103	(240)
Inventory valuation (vi)	54	133	(255)	155
Gain arising on asset exchange (vii)	(3)	(5)	(6)	(8)
Pensions and other postretirement benefits (viii)	(122)	(45)	(241)	(142)
Impairments (ix)	(5)	-	6	-
Equity-accounted investments (xi)	(53)	(11)	(164)	(18)
Major maintenance expenditure (xiv)	-	56	-	88
Share-based payments (xv)	-	19	-	35
Other	1	24	43	(58)

Profit for the period before cumulative effect of accounting change as adjusted to accord with US GAAP	5,514	3,974	11,636	9,074
Cumulative effect of accounting change
Major maintenance expenditure	-	-	(794)	-
Profit for the period as adjusted to accord with US GAAP	5,514	3,974	10,842	9,074
Dividend requirements on preference shares	1	1	1	1
Profit for the period applicable to ordinary shares as adjusted to accord with US GAAP	5,513	3,973	10,841	9,073

Per ordinary share – cents
Basic – before cumulative effect of accounting change	25.93	18.16	54.48	41.25
Cumulative effect of accounting change	(.02)	-	(3.72)	-
	25.91	18.16	50.76	41.25

Diluted – before cumulative effect of accounting change	25.57	17.80	53.73	40.40
Cumulative effect of accounting change	(.02)	-	(3.66)	-
	25.55	17.80	50.07	40.40
Per American Depositary Share – cents (a)
Basic – before cumulative effect of accounting change	155.58	108.96	326.88	247.50
Cumulative effect of accounting change	(.12)	-	(22.32)	-
	155.46	108.96	304.56	247.50

Diluted – before cumulative effect of accounting change	153.42	106.80	322.38	242.40
Cumulative effect of accounting change	(.12)	-	(21.96)	-
	153.30	106.80	300.42	242.40

_______________

(a)	One American Depositary Share is equivalent to six ordinary shares.

BP p.l.c. AND SUBSIDIARIES

US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

BP shareholders’ equity	June 30, 2005 (Unaudited)	December 31, 2004 (Unaudited)
	($ million)
BP shareholders’ equity as reported in the consolidated balance sheet	78,925	76,892

Adjustments:
Deferred taxation/business combinations (i)	2,412	2,563
Provisions (ii)	9	(77)
Oil and natural gas reserve differences (iii)	41	30
Goodwill and intangible assets (iv)	193	224
Derivative financial instruments (v)	221	(315)
Inventory valuation (vi)	(190)	65
Gain arising on asset exchange (vii)	245	251
Pensions and other postretirement benefits (viii)	3,820	4,089
Impairments (ix)	683	677
Equity-accounted investments (xi)	48	212
Investments (xii)	-	227
Major maintenance expenditure (xiv)	-	794
Share-based payments (xv)	(353)	(353)
Other	(41)	(187)

BP shareholders’ equity as adjusted to accord with US GAAP	86,013	85,092

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended June 30 (Unaudited)		Six months ended June 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Profit for the period as adjusted to accord with US GAAP	5,514	3,974	10,842	9,074
Currency translation differences	(1,641)	(440)	(2,337)	(202)
Investments
Unrealized gains	42	-	51	59
Unrealized losses	(35)	(42)	(42)	(42)
Less: reclassification adjustment for gains included in net income	-	-	(43)	(1,165)
Unrealized losses on cash flow hedges	(86)	-	(146)	-
Comprehensive income	3,794	3,492	8,325	7,724

BP p.l.c. AND SUBSIDIARIES

US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders' equity which would be required if US GAAP had been applied instead of IFRS.

Profit for the period	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Profit as reported in the consolidated statement of income	6,463	4,818	18,656	14,065

Adjustments:
Deferred taxation/business combinations (i)	(188)	(177)	(339)	(182)
Provisions (ii)	(185)	(122)	(88)	(102)
Oil and natural gas reserve differences (iii)	(56)	-	(45)	-
Derivative financial instruments (v)	4	(313)	107	(553)
Inventory valuation (vi)	(214)	281	(469)	436
Gain arising on asset exchange (vii)	(3)	(5)	(9)	(13)
Pensions and other postretirement benefits (viii)	(128)	(78)	(369)	(220)
Impairments (ix)	(523)	-	(517)	-
Equity-accounted investments (xi)	(45)	(35)	(209)	(53)
Major maintenance expenditure (xiv)	-	35	-	123
Share-based payments (xv)	-	74	-	109
Other	2	70	45	12

Profit for the period before cumulative effect of accounting change as adjusted to accord with US GAAP	5,127	4,548	16,763	13,622
Cumulative effect of accounting change
Major maintenance expenditure	-	-	(794)	-
Profit for the period as adjusted to accord with US GAAP	5,127	4,548	15,969	13,622
Dividend requirements on preference shares	-	-	1	1
Profit for the period applicable to ordinary shares as adjusted to accord with US GAAP	5,127	4,548	15,968	13,621

Per ordinary share – cents
Basic – before cumulative effect of accounting change	24.44	20.97	78.92	62.22
Cumulative effect of accounting change	(.02)	-	(3.74)	-
	24.42	20.97	75.18	62.22

Diluted – before cumulative effect of accounting change	24.32	20.73	78.05	61.13
Cumulative effect of accounting change	(.03)	-	(3.69)	-
	24.29	20.73	74.36	61.13
Per American Depositary Share – cents (a)
Basic – before cumulative effect of accounting change	146.64	125.82	473.52	373.32
Cumulative effect of accounting change	(.12)	-	(22.44)	-
	146.52	125.82	451.08	373.32

Diluted – before cumulative effect of accounting change	145.92	124.38	468.30	366.78
Cumulative effect of accounting change	(.18)	-	(22.14)	-
	145.74	124.38	446.16	366.78

_______________

(a)	One American Depositary Share is equivalent to six ordinary shares.

BP p.l.c. AND SUBSIDIARIES

US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - concluded

BP shareholders’ equity	September 30, 2005 (Unaudited)	December 31, 2004 (Unaudited)
	($ million)
BP shareholders’ equity as reported in the consolidated balance sheet	81,580	76,892

Adjustments:
Deferred taxation/business combinations (i)	2,224	2,563
Provisions (ii)	(173)	(77)
Oil and natural gas reserve differences (iii)	(15)	30
Goodwill and intangible assets (iv)	181	224
Derivative financial instruments (v)	215	(315)
Inventory valuation (vi)	(404)	65
Gain arising on asset exchange (vii)	242	251
Pensions and other postretirement benefits (viii)	3,664	4,089
Impairments (ix)	147	677
Equity-accounted investments (xi)	3	212
Investments (xii)	-	227
Major maintenance expenditure (xiv)	-	794
Share-based payments (xv)	(353)	(353)
Other	(39)	(187)

BP shareholders’ equity as adjusted to accord with US GAAP	87,272	85,092

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2005	2004	2005	2004
	($ million)
Profit for the period as adjusted to accord with US GAAP	5,127	4,548	15,969	13,622
Currency translation differences	185	50	(2,152)	(152)
Investments
Unrealized gains	76	21	127	80
Unrealized losses	-	-	(42)	(42)
Less: reclassification adjustment for gains included in net income	(17)	-	(60)	(1,165)
Unrealized losses on cash flow hedges	(2)	-	(148)	-
Comprehensive income	5,369	4,619	13,694	12,343

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION

ENVIRONMENTAL INDICATORS

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004

Average crude oil realizations - $/bbl
UK	54.70	42.01	51.22	36.11
USA	57.40	42.07	50.98	37.40
Rest of World	49.93	38.29	48.32	34.99
BP average	53.92	41.01	50.27	36.45

Average natural gas liquids realizations - $/bbl
UK	43.68	40.23	37.95	31.79
USA	37.78	29.31	31.94	25.67
Rest of World	42.10	33.10	35.11	27.76
BP average	39.29	31.20	33.23	26.75

Average liquids realizations (a) - $/bbl
UK	54.02	41.91	50.45	35.87
USA	53.98	39.73	47.83	35.41
Rest of World	49.51	37.94	47.56	34.51
BP average	52.44	39.88	48.51	35.39

Average natural gas realizations - $/mcf
UK	6.96	5.16	5.53	4.32
USA	9.48	5.72	6.78	5.11
Rest of World	4.08	3.00	3.46	2.74
BP average	6.24	4.28	4.90	3.86

Total hydrocarbons - $/boe
UK	48.09	37.14	43.17	31.77
USA	54.42	36.98	44.26	32.95
Rest of World	34.89	25.41	31.43	23.27
BP average	44.56	32.64	38.86	29.20

Average oil marker prices - $/bbl
Brent	56.87	43.85	54.48	38.27
West Texas Intermediate	60.01	48.29	56.58	41.49
Alaska North Slope US West Coast	57.89	42.62	53.55	38.96

Henry Hub gas price (b) ($/mmbtu)	13.00	7.07	8.65	6.13
UK Gas – National Balancing point (p/therm)	65.30	28.51	40.71	24.39

Global Indicator Refining Margins (c) - $/bbl
Northwest Europe	5.51	4.72	5.47	4.28
US Gulf Coast	11.64	5.52	11.40	7.15
Midwest	7.91	1.65	8.19	5.08
US West Coast	8.90	10.36	13.49	11.27
Singapore	4.42	8.02	5.56	4.94
BP average	7.60	5.69	8.60	6.31

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION - continued

ENVIRONMENTAL INDICATORS - concluded

_______________

(a)	Crude oil and natural gas liquids.
(b)	Henry Hub First of Month Index.
(c)

The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate. The GIM data shown above excludes the Grangemouth and Lavéra refineries.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

US dollar/sterling exchange rates	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
Average rate for the period	1.75	1.86	1.82	1.83
Period-end rate	1.73	1.92	1.73	1.92

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION - continued

OPERATING INFORMATION

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004

Crude oil production (thousand barrels per day) (net of royalties)
UK	244	301	261	312
Rest of Europe	69	70	71	73
USA	432	519	491	530
Rest of World	1,655	1,506	1,566	1,425
Total crude oil production	2,400	2,396	2,389	2,340

Natural gas liquids production (thousand barrels per day) (net of royalties)
UK	16	19	16	18
Rest of Europe	4	4	4	4
USA	111	142	122	138
Rest of World	33	32	31	31
Total natural gas liquids production	164	197	173	191

Liquids production (a) (thousand barrels per day) (net of royalties)
UK	260	320	277	330
Rest of Europe	73	74	75	77
USA	543	661	613	668
Rest of World	1,688	1,538	1,597	1,456
Total liquids production	2,564	2,593	2,562	2,531

Natural gas production (million cubic feet per day) (net of royalties)
UK	1,156	1,227	1,090	1,174
Rest of Europe	107	113	108	125
USA	2,359	2,651	2,547	2,748
Rest of World	4,836	4,723	4,679	4,456
Total natural gas production	8,458	8,714	8,424	8,503

Total production (b) (thousand barrels of oil equivalent per day) (net of royalties)
UK	459	532	465	532
Rest of Europe	92	93	94	99
USA	949	1,118	1,051	1,142
Rest of World	2,522	2,352	2,404	2,224
Total production	4,022	4,095	4,014	3,997

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION - continued

OPERATING INFORMATION - concluded

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004

Oil sales volumes (thousand barrels per day)
Refined products
UK	358	335	355	322
Rest of Europe	1,343	1,363	1,354	1,360
USA	1,559	1,664	1,634	1,682
Rest of World	573	627	599	638
Total marketing sales	3,833	3,989	3,942	4,002
Trading/supply sales	1,448	2,194	1,946	2,396
Total refined product sales	5,281	6,183	5,888	6,398
Crude oil	2,710	2,569	2,804	2,691
Total oil sales	7,991	8,752	8,692	9,089

Refinery throughputs (thousand barrels per day)(c)
UK	144	218	180	208
Rest of Europe	664	601	667	684
USA	942	1,436	1,255	1,373
Rest of World	288	296	297	342
Total throughput	2,038	2,551	2,399	2,607

Chemicals production (thousand tonnes)
UK	281	316	1,199	1,302
Rest of Europe	811	779	3,123	3,189
USA	676	1,122	3,891	4,643
Rest of World	1,049	990	4,154	4,016
Total production	2,817	3,207	12,367	13,150

_______________

(a)	Crude oil and natural gas liquids.
(b)	Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.
(c)	Refinery throughputs exclude the Grangemouth and Lavéra refineries which were transferred to Other businesses and corporate effective January 1, 2005.

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION - continued

CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
By business

Exploration and Production
UK	211	207	821	762
Rest of Europe	79	94	197	255
USA	1,001	1,060	3,870	3,913
Rest of World (a)	1,671	1,237	5,349	6,078
	2,962	2,598	10,237	11,008
Refining and Marketing
UK	203	186	408	411
Rest of Europe	291	248	568	599
USA	535	485	1,226	1,314
Rest of World	336	301	570	495
	1,365	1,220	2,772	2,819
Gas, Power and Renewables
UK	10	154	30	166
Rest of Europe	15	12	26	19
USA	42	42	96	80
Rest of World	57	117	83	259
	124	325	235	524
Other businesses and corporate
UK (b)	90	244	339	403
Rest of Europe (b)	71	880	189	1,024
USA (b)	131	527	277	698
Rest of World	47	74	100	175
	339	1,725	905	2,300
	4,790	5,868	14,149	16,651
By geographical area
UK (b)	514	791	1,598	1,742
Rest of Europe (b)	456	1,234	980	1,897
USA (b)	1,709	2,114	5,469	6,005
Rest of World (a)	2,111	1,729	6,102	7,007
	4,790	5,868	14,149	16,651
Included above:
Acquisitions and asset exchanges	60	1,482	211	2,841
Innovene operations	140	1,539	497	1,915

____________

(a)	Year 2004 included $1,354 million investment in TNK’s interest in Slavneft within TNK-BP.
(b)	Three months and year ended December 31, 2004 included $1,355 million for the acquisition of Solvay’s interests in BP Solvay Polyethylene Europe and BP Solvay Polyethylene North America.

BP p.l.c. AND SUBSIDIARIES

ENVIRONMENTAL, OPERATING AND OTHER INFORMATION - concluded

NET DEBT RATIO

	Three months ended December 31 (Unaudited)		Year ended December 31 (Unaudited)
	2005	2004	2005	2004
	($ million)
Net debt ratio - net debt: net debt + equity
Gross debt	19,162	23,091	19,162	23,091
Cash and cash equivalents	2,960	1,359	2,960	1,359
Net debt	16,202	21,732	16,202	21,732
Equity	80,765	78,235	80,765	78,235
Net debt ratio	17%	22%	17%	22%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: March 13, 2006	/s/ D J Pearl
D J PEARL Deputy Company Secretary